As filed with the Securities and Exchange Commission on October 11, 1996

                                                      Registration No. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                    Form SB-2
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                      ------------------------------------


                               CYBER DIGITAL, INC.
                 (Name of Small Business Issuer in its Charter)


              New York                                 3661                          11-2644640
   (State or Other Jurisdiction                  (Primary Standard                (I.R.S.  Employer
 of Incorporation or Organization)    Industrial Classification Code Number)   Identification Number)

                                 400 Oser Avenue
                                   Suite 1650
                            Hauppauge, New York 11788
                                 (516) 231-1200
          (Address and Telephone Number of Principal Executive Offices)


                             J.C. Chatpar, President
                               Cyber Digital, Inc.
                                 400 Oser Avenue
                                   Suite 1650
                            Hauppauge, New York 11788
                                 (516) 231-1200
            (Name, Address and Telephone Number of Agent For Service)

                                   Copies to:
                            Scott S. Rosenblum, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

         Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. |_|

                                          CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                           Proposed
                                                                           Maximum             Proposed
                                                                           Offering            Maximum            Amount of
     Title of Each Class of Securities to be          Amount To Be        Price Per           Aggregate          Registration
                 Registered (1)                      Registered (2)       Share (2)       Offering Price (2)         Fee
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...........         3,000,000        $3.5625              $10,687,500          $3,238.64
--------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also covers such indeterminable additional shares of Common Stock as may be issuable as a result of any future anti-dilution adjustments made in accordance with the terms of the Company's Series A Preferred Stock and the warrants accompanying such stock.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act, based on the average high and low prices for the shares reported on the OTC Bulletin Board on October 8, 1996.

                                               ---------------------


  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               CYBER DIGITAL, INC.

                              Cross-Reference Sheet
                 (Showing Location in Prospectus of Information
                         Required by Items of Form SB-2)




                           Registration Statement Item
                             Location in Prospectus

1.   Front of Registration Statement and
         Outside Front Cover of Prospectus..................Facing Page; Prospectus Cover Page

2.   Inside Front and Outside Back Cover
         Pages of Prospectus................................Prospectus Cover Page; Prospectus Back Cover Page

3.   Summary Information and Risk Factors...................Prospectus Summary; Risk Factors

4.   Use of Proceeds........................................Not Applicable

5.   Determination of Offering Price........................Prospectus Cover Page; Underwriting

6.   Dilution...............................................Not Applicable

7.   Selling Security-Holders...............................Selling Securityholders

8.   Plan of Distribution...................................Prospectus Cover Page; Selling Securityholders;
                                                            Plan of Distribution

9.   Legal Proceedings......................................Business

10.  Directors, Executive Officers, Promoters
         and Control Persons................................Management

11.  Security Ownership of Certain Beneficial
         Owners and Management..............................Principal Shareholders

12.  Description of Securities..............................Description of Capital Stock

13.  Interest of Named Experts and Counsel..................Legal Matters; Experts

14.  Disclosure of Commission Position on
         Indemnification for Securities
         Act Liabilities....................................Not Applicable

15.  Organization Within Five Years.........................Not Applicable

16.  Description of Business................................Business

17.  Management's Discussion and Analysis or
         Plan of Operation..................................Management's Discussion and Analysis of Financial
                                                            Condition and Results of Operation

18.  Description of Property................................Business

19.  Certain Relations and Related
         Transactions.......................................Certain Transactions

20.  Market for Common Equity and Related
         Stockholder Matters................................Prospectus Cover Page;  Description of Capital Stock;
                                                            Dividend Policy; Price Range of Common Stock

21.  Executive Compensation.................................Management

22.  Financial Statements...................................Financial Statements

23.  Changes in and Disagreements With
         Accountants on Accounting and
         Financial Disclosure...............................Not Applicable

  Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

      SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED OCTOBER 11, 1996

PROSPECTUS
                        3,000,000 Shares of Common Stock

                               CYBER DIGITAL, INC.

         This prospectus ("Prospectus") covers the resale of certain shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Cyber Digital, Inc. (the "Company") held or acquirable by certain persons ("Selling Securityholders") named in this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares. The Shares covered hereby include (i) shares of Common Stock that are issuable upon conversion of previously-issued shares of Series A Preferred Stock (the "Series A Preferred") held by certain Selling Securityholders (the "Series A Holders") and up to an additional 633,857 shares of Common Stock that are issuable upon exercise of warrants to purchase Common Stock held by such Selling Securityholders (the "Series A Warrants"), and (ii) up to 190,156 shares of Common Stock that are issuable upon exercise of warrants to purchase Common Stock (the "Other Warrants," and together with the Series A Warrants, the "Warrants") held by certain other Selling Securityholders (the "Other Selling Securityholders"). See "Selling Securityholders."

         The number of Shares issuable upon conversion of the Series A Preferred depends on several factors, including a fixed conversion ratio and a variable conversion ratio and the date on which shares are converted. The variable conversion ratio could result in a greater number of Shares being issued than under the fixed conversion ratio. In order to have a sufficient number of Shares registered upon conversion of the Series A Preferred, this Prospectus covers a larger number of shares of Common Stock than the Company believes will actually be issued upon conversion of all of the Series A Preferred. Except for the total number of shares to which this Prospectus relates as set forth above, references in this Prospectus to the "number of Shares covered by this Prospectus," or similar statements, and information in this Prospectus regarding the number of Shares issuable to or held by the Selling Securityholders and percentage information relating to the Shares of the outstanding capital stock of the Company, are based upon the fixed conversion ratio set forth in the instruments establishing the rights of the Series A Preferred and assume that 1,293,764 Shares are issued upon conversion of all shares of Series A Preferred. See "Selling Securityholders," "Plan of Distribution" and "Description of Capital Stock." The Shares offered hereby represent approximately 12.3% of the Company's currently outstanding Common Stock (assuming conversion of all shares of Series A Preferred and that all of the warrants held by the Selling Securityholders are exercised). The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). No underwriting discounts, commissions or expenses are payable or applicable in connection with the sale of such Shares by the Selling Securityholders. The Common Stock of the Company is quoted on the National Association of Securities Dealers, Inc. (the "NASD") OTC Bulletin Board under the symbol "CYBD." The Shares offered hereby will be sold from time to time at then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices. On October 9, 1996, the last reported sale price of the Common Stock on the OTC Bulletin Board was $3.625 per share. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Common Stock covered hereby.

                            -------------------------

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            -------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================================================
                                                                                   Underwriting
                                                               Price to            Discounts and         Proceeds to Selling
                                                                Public              Commissions          Securityholders (1)
----------------------------------------------------------------------------------------------------------------------------------
Per Share..............................................     see text above             none                see text above
----------------------------------------------------------------------------------------------------------------------------------
Total..................................................     see text above             none                see text above
==================================================================================================================================

(1) The shares of Common Stock offered hereby will be sold from time to time at the then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices. The Company will pay the expenses of registration estimated at $30,000.

                            -------------------------

                  The date of this Prospectus is ________, 1996

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, such as the Company. The address of such site is http://www.sec.gov.


                                   THE COMPANY

         The Company designs, develops, manufactures, markets and services a family of high performance distributed digital switching and networking systems that enable both public telephone exchanges and private network operators to provide cost effective simultaneous communication of voice and data services to a large number of users. The Company's systems are based on its proprietary software technology which permits "modemless" transmission of data between a variety of incompatible and dissimilar end-user equipment, such as computers, printers, work stations and data terminals, over standard telephone lines. To date, the Company has applied its technology primarily to voice-only office systems and, to a lesser extent, office automation -- voice-and-data integrated systems. The Company's systems allow for the connection of telephones and/or data devices up to a distance of one mile from a system's node, which can network geographically dispersed users, such as in large office complexes, hospitals and campus settings. Additionally, by interfacing the Company's systems with existing public carrier networks, users can be connected world-wide. The Company's systems have been designed in response to perceived market opportunities arising out of the proliferation of increasingly sophisticated and relatively low-cost data devices and advances in telecommunications technologies.

         The Company has pioneered the concept of utilizing a flexible distributed switching platform designed to support a vast array of voice, data and simultaneous voice and data services for both the domestic and international telecommunications networks. The Company's multi-service and multi-functional switching systems permit telephone operating companies and private telecommunication providers to implement switching services that best fit the subscriber's requirements and applications with price/performance characteristics that the Company believes are competitive with currently available single function monolithic centralized switches. The Company's products are based on its proprietary operating system software which provides high performance, reliability and multi- functionality. Unlike centralized switching systems, the Company's systems are neither labor nor capital intensive but are software intensive. The Company believes that the applications capability and flexibility of its systems are comparatively advantaged over its competitors' products.

         The Company's system architecture is software-based and includes compact, universal hardware consisting of modular cabinets, or nodes, each with 512 ports (lines) for voice, data or trunk connections. Systems can be configured to add nodes, upon initial installation or as needed, to increase the number of users in the network. A system's node contains interchangeable printed circuit boards which operate the system and perform the system's various networking capabilities -- networking internal telephones and data equipment and providing trunk connections to external analog and digital telephone lines, digital wireless, digital microwave, satellite and fiber optic voice and data networks. Data capabilities can be added by incorporating the Company's integrated service terminal ("iST"), a digital telephone containing a microprocessor, which can be programmed to connect a corresponding data device to the system. The Company believes that the broad range of capabilities combined in its systems, including system flexibility in permitting upgrading to continuously increase the number of users and add data capabilities and the ability to achieve end-to-end connectivity between incompatible and dissimilar data devices, provides cost-effective solutions for voice-and-data integrated systems applications.

         The Company has sold approximately 75 systems, substantially all of which have been the Cyber Switch Exchange ("CSX"), an integrated voice and data switch which functions as a private network for up to 100,000 users. The Company has developed, but not yet commercialized, the Cyber Local Area Network ("CLAN") and Cyber Hub Controller ("CHUB") office switching products. CLAN is a data-only switch designed to function as a local area network for up to 2,400 data devices. CHUB is designed as an integrated voice and data switch which combines the capabilities of CSX and CLAN systems. The Company has also developed Cyber Rural Exchange ("CRX"), a voice-only switch which functions as a rural telephone exchange to connect widely dispersed subscribers and Cyber Distributed Central Office ("CDCO"), a voice-only switch designed to connect rural exchanges or subscribers in densely populated metropolitan areas. The Company has sold only one CRX system to date and has not yet commercialized its CDCO system.

         The Company has sold CSX systems in the People's Republic of China ("China") to Tianchi Telecommunications Corporation ("TTC"), a corporation owned in part by China, and in the United States to federal and state government agencies, primarily for use in voice-only office applications. Federal Telephone System 2000 (the "FTS 2000") program is facilitating the development of an "information highway" connecting federal government offices over a long-distance fiber optic network. The FTS 2000 is intended to permit end-to-end digital voice, data and video connectivity. The Company has installed five CSX systems, connecting three U.S. naval sites, a U.S. Coast Guard facility and a U.S. Postal Service facility to the FTS 2000 network. The Company believes that implementation of FTS 2000, the growth in emerging markets and the adoption of telecommunications standards for integrated services digital networks ("ISDN") have created significant opportunities to expand its business.

         Unlike in advanced countries, where the existing public voice telephone network consists of monolithic centralized digital switches, the developing countries are seeking an alternative, cost effective approach, such as the Company's distributed digital switching systems. The Company believes that the trend in the telecommunications industry towards distributed switching from monolithic centralized switching is similar to the trend in the computer industry towards distributed networking personal computers from monolithic centralized mainframe computers. Similar to the computer industry where personal computing has been brought closer to the users, the Company's distributed switching systems are also being installed closer to groups of subscribers, thereby dramatically reducing the cost of cabling. The Company believes that with its distributed switching system, the public telephone operating companies in the developing countries can rapidly provide telephone services to their customers. It is substantially easier to install small distributed switches than large monolithic centralized switches with its corresponding long cabling infra-structure. The Company believes that its systems are ideally suited for developing countries.

         The Company recently commenced marketing of CDCO and CRX systems in developing nations. The Company just recently signed a manufacturing licensing contract with the National Telecommunications Company ("NTC") of Egypt, pursuant to which the NTC will assemble the systems in Egypt with parts provided by the Company. In addition, the NTC will market, install, maintain and service the Company's systems in Egypt, Kenya, Tanzania, Uganda, Sudan, Yemen, United Arab Emirates and Qatar. The Company plans to expand its marketing efforts in other foreign countries which have regulatory environments that the Company believes are favorable and which are seeking to upgrade their telecommunication network infrastructure, such as the former Soviet republics, India and China and other countries in Asia, Eastern Europe and Latin America. Consistent with this strategy, the

Company may seek to enter into strategic alliance, licensing, joint venture and other similar arrangements with government authorities which typically operate public telephone network.

         On July 16, 1996, the Company concluded a private placement of the Series A Preferred and the Warrants to accredited institutional investors and received net proceeds of approximately $7.1 million. Such proceeds will be used primarily to fund the working capital requirements, expansion of international sales and marketing activities, continued research and development of wireless digital switching systems, reduction of long-term debt, and modernization of the Company's manufacturing facilities.

         The Company was incorporated under the laws of the State of New York in 1983. The Company's principal executive offices are located at 400 Oser Avenue, Hauppauge, New York 11788, and its telephone number is (516) 231-1200.


                                  RISK FACTORS

         The securities being offered hereby are highly speculative in nature and involve a high degree of risk. In addition to the other information included in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered hereby.

         1. Limited Revenues; Recent Losses; Future Operating Results. Since inception, the Company has generated limited revenues. The Company incurred losses of $208,478 and $743,098, respectively, for the fiscal year ended March 31, 1994 ("fiscal 1994") and the fiscal year ended March 31, 1995 ("fiscal 1995"), and a net earnings of $974,568 for the fiscal year ended March 31, 1996 ("fiscal 1996") (includes one-time extraordinary gain on debt restructuring of $912,974). At June 30, 1996, the Company had an accumulated deficit of
$5,815,058 and a shareholders' equity of $593,191. Inasmuch as the Company intends to increase its level of activities and will be required to make significant up-front expenditures in connection with its planned operations (including salaries of executive, technical, marketing and other personnel), the Company anticipates that it may incur additional losses. Unfavorable general economic conditions, including the recent or any possible future downturns in domestic or international economies, or current or anticipated reductions in
government   spending,   resulting  in  deferral  of  capital   expenditures  by
prospective customers, contract cancellations or decreased demand for digital switching and networking systems, would materially adversely affect the Company's future operating results. The Company has not achieved revenue growth in recent years and there can be no assurance that the Company will be able to achieve increased levels of revenues in the future or that the Company's future operations will be profitable.

         2. Significant Capital Requirements; Possible Need for Additional Financing. The Company's capital requirements in connection with the design, development and commercialization of its systems have been and will continue to be significant. The Company has historically satisfied its working capital requirements through the issuance of equity securities and borrowings from government agencies. In July 1996, the Company completed a private placement of 805 shares of the Series A Preferred resulting in net proceeds of approximately $7.1 million. The Company anticipates, based on its currently proposed plans and assumptions relating to its operations, that the current assets of the Company, together with cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for approximately 24 months. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the cash flow proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problems or otherwise), the Company would be required to seek additional financing sooner than anticipated. The Company has no current arrangements with respect to, or sources of, additional financing and there can be no assurance that additional financing will be available to the Company on acceptable terms, or at all. Any inability to obtain additional financing could possibly require the Company to significantly curtail its operations.

         3. Foreign Sales. A substantial portion of the Company's revenues will be derived from sales of its products to foreign markets. Accordingly, the Company is and will continue to be subject to all of the risks associated with foreign trade, including shipping delays, increased credit risks, trade restrictions, export duties and tariffs, fluctuations in foreign currency exchange rates and international, political, regulatory and economic developments, any of which could have a material adverse effect on the Company's operating margins and results of operations and exacerbate the risks inherent in the Company's business. The Company may expand its sales and marketing activities in foreign markets, including by seeking to establish relationships with foreign governmental agencies which typically operate telecommunications networks. The Company's prospects will be dependent upon the Company's ability to establish satisfactory relationships with foreign governmental agencies and upon the efforts of such agencies in connection with commercialization of its products. To the extent that the Company is able to successfully expand sales of its products in foreign markets, the Company will become increasingly subject to foreign political and economic factors beyond its control, including governmentally imposed moratoriums on new network development and construction, as a result of budgetary constraints or otherwise, which could have a material adverse effect on the Company. The Company anticipates that foreign operations will require the Company to devote significant financial, personnel and other resources to system installation, training and service. The Company currently has limited experience in system installation, training and service and in conducting foreign operations.

         4. Technological Factors; Uncertainty of Product Development and Commercialization. Although the Company has developed digital switching and networking systems, which the Company believes perform the principal functions for which they have been designed, the Company has only commercialized the CSX system which has been used in limited commercial applications, primarily voice-only office applications for a limited number of users. Accordingly, there can be no assurance that, upon widespread commercial use, CSX systems will satisfactorily perform all of the functions for which they have been designed or that they will network significant numbers of users. The Company has also developed, but not yet commercialized, CHUB and CLAN systems which are designed for widespread office automation and data-only applications, as well as CRX and CDCO systems which are designed for public networking significant numbers of users. System commercialization and continued system refinement and enhancement efforts, including adapting its systems to satisfy newly implemented industry interface standards, remain subject to all of the risks inherent in development of new products based on innovative technologies, including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funds to implement development efforts, which could result in abandonment or substantial change in product commercialization. The Company's success will be largely dependent upon its proposed products meeting targeted cost and performance objectives and the Company's ability to adapt its products to satisfy industry standards, and may also be dependent upon their timely introduction into the marketplace. There can be no assurance that the Company's proposed products, upon commercial introduction, will satisfy current price or performance objectives, that unanticipated technical or other problems will not occur which would result in increased costs or material delays in product commercialization or that the Company's systems will prove to be sufficiently reliable or durable under actual operating conditions or otherwise be commercially viable. Software and other technologies as complex as that incorporated into the Company's systems may contain errors which become apparent subsequent to widespread commercial use. Remedying such errors would delay the Company's plans and cause it to incur additional costs which would have a material adverse effect on the Company.

         5. Uncertainty of Market Acceptance; Limited Marketing Experience and Capabilities. The telecommunications and related networking industries are characterized by emerging and evolving markets and an increasing number of market entrants who have introduced or are developing an array of new switching and networking products and services. Each of these entrants is seeking to position its products and services as the preferred method for networking voice and data communications. As is typical in the case of emerging and evolving markets, demand and market acceptance for newly introduced products and services is subject to a high level of uncertainty. Several leading software and computer companies, including International Business Machines Corp. ("IBM"), Xerox Corp. ("Xerox") and Wang Laboratories, possessing substantially greater resources than the Company, have failed to meet their initial marketing objectives and, as a result, are reevaluating their strategies relating to, or their participation in, the office networking industry. The Company has not yet commenced significant marketing activities relating to system commercialization and currently has limited marketing experience and limited financial, personnel and other resources to undertake extensive marketing activities. The Company has not conducted and does not intend to conduct formal market or concept feasibility studies and has not formulated a marketing strategy for certain of its proposed products. Achieving market acceptance for the Company's systems will require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers as to the perceived benefits and cost advantages of the Company's systems. Potential customers may elect to utilize other products which they believe to be more efficient or have other advantages over the Company's systems, or due to significant capital investments in other networking systems, may be reluctant to purchase the Company's systems. To date, the Company has relied principally on the efforts of J.C. Chatpar, its Chairman, President and Chief Executive Officer, for the marketing of its products. Although the Company may hire additional marketing personnel, the Company's ability to build its customer base will be limited by the number of marketing personnel and will be dependent upon the efforts of such individuals. In light of the continually evolving nature of the telecommunications and related networking industries, there can be no assurance that the Company's marketing efforts will be successful, that the Company will succeed in positioning its products as a preferred method for networking voice and data communications or that the ultimate level of demand and market acceptance for the Company's products will be significant.

         6. Competition. The telecommunications and related networking industries are characterized by intense competition. The Company competes with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of high-speed digital switching and networking and related products. Products which perform many of the same functions as the Company's systems are readily available from several competitors, including AT&T Network Systems International, Northern Telecom Inc., Siemens Corp., L.M. Ericsson Corp., Alcatel Telecom, Fujitsu Limited, and NEC America, Inc., as well as computer networking companies engaged in system integration, such as Novell Inc., Xerox and IBM, certain of which dominate the industry and have already established a significant installed base of their products or achieved significant market penetration in selected geographic areas. These competitors also have the research and development capabilities and financial and technical resources necessary to enable them to respond to technological advances as well as evolving industry requirements and standards.

         7. Technological Obsolescence. The Company expects that companies which have developed or are developing new technologies or products, as well as other companies which have the expertise which would encourage them to attempt to develop and market competitive products, may attempt to develop new products directly competitive with the Company's products. In particular, the Company is aware that Microsoft Corporation ("Microsoft"), a leading software company, is currently developing office system software designed to connect incompatible and dissimilar end-user equipment which requires third-party hardware manufacturers to adapt their products to be compatible with Microsoft's software systems. In addition, the markets for the Company's products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Accordingly, the Company's ability to compete will depend in large part on its ability to introduce its products to the marketplace in a timely manner, to continually enhance and improve such products and maintain development capabilities to adapt to technological changes and advances in the communications industry, including insuring continuing compatibility with evolving industry standards. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's systems obsolete or less marketable, or that the Company will be able to keep pace with the technological demands of the marketplace or successfully enhance and adapt its products to satisfy industry standards.

         8. Dependence on Government Contracts. For fiscal 1994, fiscal 1995 and fiscal 1996, approximately 100%, 93% and 100%, respectively, of the Company's revenues were derived from contracts with Federal and local government agencies and it is anticipated that a much smaller portion of the Company's future revenues will continue to be derived from governmental customers. Government contracts are subject to special risks, including delays in funding, lengthy review processes for awarding contracts, non-renewal, delay, termination, reduction or modification of contracts in the event of changes in the government's policies or as a result of budgeting constraints and increased or unexpected costs resulting in losses, any or all of which could have a material adverse effect on the Company. The Company believes that it is one of a limited number of companies to have received General Services Administration ("GSA") certification to sell digital switching equipment to Federal government agencies.

Failure by the Company to maintain GSA certification for its products or the grant of GSA certification to additional competitors could have a material adverse effect on the Company.

         9. Competitive Bidding. The Company has obtained and expects to continue to obtain a portion of its government contracts through the competitive bidding process. There can be no assurance that the Company will be successful in having its bids accepted or, if accepted, that awarded contracts will generate sufficient revenues to result in profitable operations. The competitive bidding process is typically lengthy and often results in the expenditure of financial and other resources in connection with bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that actual performance costs may exceed projected costs upon which a submitted bid or contract price is based. To the extent that actual costs exceed projected costs, the Company would incur losses, which would adversely affect the Company's operating margins and results of operations.

         10. Lack of Patent Protection. The Company does not hold any patents nor has it filed any patent applications relating to its products or software technology. The Company regards its software technology as proprietary and relies for protection upon trade secret laws and confidentiality agreements with its employees. Despite these measures, it is possible that competitors, employees, licensees or others may copy one or more of the Company's products or its technology or obtain information that the Company regards as proprietary. In addition, there can be no assurance that others will not independently develop products or technologies similar to those of the Company, that confidentiality agreements will not be breached or that the Company will have adequate resources to protect its proprietary technology. Although the Company believes that its products and technology do not and will not infringe patents or violate the proprietary rights of others, it is possible that such infringement or violation has occurred or may occur. In the event that the Company's products or technology infringe patents or proprietary rights of others, the Company could be required to modify its products or obtain licenses. There can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, or that the Company will have the financial or other resources necessary to defend or enforce a patent infringement or proprietary rights violation action. Furthermore, if the Company's products or technologies are deemed to infringe patents or proprietary rights of others, the Company could under certain circumstances, become liable for damages, which would have a material adverse effect on the Company.

         11. Dependence on Third-Party Suppliers. The Company is dependent on third-party arrangements for the manufacture of all of its component parts incorporated into the Company's systems. The Company purchases its component parts from numerous third-party manufacturers and believes that numerous alternative sources of supply are readily available. The Company is substantially dependent on the ability of its suppliers, among other things, to satisfy performance and quality specifications and dedicate sufficient production capacity for components within scheduled delivery times. There can be no assurance that the Company's suppliers will have sufficient production capacity to satisfy the Company's component requirements during any period of sustained demand. The Company does not maintain contracts with any of its suppliers and purchases system components pursuant to purchase orders placed from time to time in the ordinary course of business. Failure or delay by the Company's suppliers in supplying necessary components to the Company would adversely affect the Company's ability to obtain and deliver products on a timely and competitive basis.

         12. Fluctuations in Operating Results; Credit Risks. The Company's operating results could vary from period to period as a result of the length of the Company's sales cycle, as well as from purchasing patterns of potential customers, the timing of introduction of new products by the Company and its competitors, variations in sales by distribution channels and products, competitive factors and generally non-recurring system sales. The Company's sales cycle for government contracts generally commences at the time a prospective customer issues a request for a proposal and ends upon execution of a sales contract with that customer and typically ranges from three to twelve months. The period from the acceptance of the Company's bid and execution of the sales contract until delivery, installation and acceptance of a system, at which time the Company recognizes revenues, typically ranges from two to eighteen months. The principal factors affecting delivery and installation time are the configuration and complexity of the system and the availability of third-party hardware components. Although the Company intends to purchase an inventory of system components, which the Company believes may reduce the length of its sales cycle, there can be no assurance that such factors will not result in significant fluctuations in operating results in the future. In addition, the Company generally does not receive cash payment until approximately three to four months after acceptance of a system by a government agency. Delays in collection or uncollectibility of accounts receivable would have a material adverse effect on the Company's liquidity and working capital position. In connection with the Company's proposed expansion, the Company intends to increase its marketing efforts in foreign markets, which will subject the Company to increased credit risks. The Company may finance its accounts receivable.

         13. Government Regulation. The telecommunications and related networking industries in which the Company competes are highly regulated in both the United States and internationally. Imposition of public carrier tariffs and taxation of telecommunications services could materially adversely affect demand for the Company's products. Furthermore, regulation or deregulation of public carrier services by the United States and other governments, including recent proposals to permit local carriers to manufacture switching equipment, may determine the extent to which the Company will be able to enter and penetrate markets in the United States and internationally and may result in significantly increased competition, which would significantly impact the Company's future operating results. In addition, the Company's products must comply with equipment, interface and installation standards promulgated by communications regulatory authorities and industry standards imposed by domestic and foreign carriers. Changes in government policies, regulations and interface and installation standards or industry standards imposed by domestic and foreign carriers in the future could require the Company to alter methods of operation, resulting in additional costs, which could have a material adverse effect on the Company.

         14.  Dependence  on J.C.  Chatpar;  Lack of Management  Personnel.  The
success of the Company will be largely dependent upon the efforts of J.C. Chatpar, its founder, Chairman, President and Chief Executive Officer and the individual primarily responsible for the development of its proprietary technology. Although the Company entered into a three-year employment agreement with Mr. Chatpar and an agreement to conditions of employment that prevents him from engaging in activities which are competitive with the Company during the term of his employment, the loss of his services would adversely affect the Company's ability to utilize its proprietary technology, which would have a material adverse effect on the Company's business and prospects. The Company has obtained "key-man" insurance on the life of Mr. Chatpar in the amount of $1,000,000. The success of the Company is also dependent upon its ability to hire and retain additional qualified operating, marketing, technical, financial and management personnel. The Company recently hired a Vice President of International Sales and a Vice President of Operations, and anticipates that additional personnel to be hired over the next 12 months will include a Chief Financial Officer and Vice President of Engineering. Competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain such necessary personnel.

         15. Influence by Management and Certain Shareholders. The Company's current officers, directors and shareholders owning 5% or more of the Common Stock of the Company, own, of record or beneficially, an aggregate of approximately 41% of the issued and outstanding shares of Common Stock prior to this Offering, and approximately 36% after this Offering (assuming the conversion of all shares of the Series A Preferred and the exercise of all Warrants). Accordingly, such persons acting together, will likely be in a position to effectively control the Company, elect all or a majority of the Company's directors, increase authorized capital, merge or sell the assets of the Company and generally direct the affairs of the Company.

         16. No Assurance of Public Market; Possible Volatility of Common Stock Price. Prior to the Offering, there has been a limited trading market for the Company's Common Stock in the over-the-counter market. In addition, there can be no assurance that a regular trading market will develop after the Offering or that, if developed, it will be sustained. The market price for the Company's Common Stock has been subject to volatility and following the Offering, may be highly volatile as has been the case with the securities of other small capitalization companies. Additionally, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies, particularly small capitalization companies, have experienced wide fluctuations which have not necessarily been related to the operating performances or underlying asset values of such companies.

         17. Shares Eligible for Future Sale. Upon the consummation of the Offering, assuming the issuance of 2,117,777 shares of Common Stock upon conversion of all of the Series A Preferred and the exercise of all of the Warrants, the Company will have 17,237,088 shares of Common Stock outstanding, and of such shares, 6,687,712 are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in a public market, or sales of substantial amounts of Common Stock in the public market, would likely have a material adverse effect on prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

         18. No Dividends. To date, the Company has not paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future.

         19. Authorization of Preferred Stock. The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), authorizes the issuance of 10,000,000 shares of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Of such shares, 805 shares have been designated as Series A Preferred. Accordingly, the Board of Directors is empowered, without shareholder approval, to make issuances of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuances, the preferred stock could be utilized, under certain conditions, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

         20. Significant Outstanding Options and Warrants. As of September 25, 1996, there are outstanding stock options and warrants (not including the Warrants) to purchase an aggregate of approximately 1,865,000 shares of Common Stock at exercise prices ranging from $.25 to $6.00 per share. To the extent that outstanding options or warrants are exercised, dilution to the Company's shareholders will occur. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than the exercise terms provided by such outstanding securities.

         21. Disclosure Relating to Low-Priced Stocks. The Common Stock is currently traded in the over-the-counter market. If the trading price of the Common Stock is less than $5.00 per share, trading in the Common Stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of the Common Stock and have a material adverse effect on the trading market for the Common Stock.

                             SELLING SECURITYHOLDERS

         The Selling Securityholders consist of the Series A Holders and the Other Selling Securityholders. The registration statement of which this Prospectus is a part is being filed, and the Shares offered hereby are included herein, pursuant to various registration rights agreements entered into between the Company and the Selling Securityholders (collectively, the "Registration Rights Agreements"). Due to (i) the ability of the Selling Securityholders to determine individually when and whether they will sell any Shares under this Prospectus and (ii) the uncertainty as to how many of the Warrants will be exercised and how many shares of Common Stock will be issued upon conversion of shares of Series A Preferred, the Company is unable to determine the exact number of Shares that will actually be sold pursuant to this Prospectus.

The Series A Holders

         The Selling Securityholders identified in the table below as "Series A Holders" acquired an aggregate of 805 shares of Series A Preferred in a private placement transaction (the "Series A Transaction") pursuant to Subscription Agreements dated as of July 16, 1996 (collectively, the "Subscription Agreements"). The Series A Preferred is convertible into Common Stock at the option of the Series A Holder as follows: (x) up to 1/3 of the shares of Series A Preferred initially issued to such holder at any time beginning 45 days following the Last Closing Date and at any time thereafter, (y) up to an additional 1/3 of the shares of Series A Preferred initially issued to such holder at any time beginning 75 days following the Last Closing Date and at any time thereafter, and (z) all remaining Series A Preferred held by such holder at any time beginning 105 days following the Last Closing Date. The number of shares of Common Stock into which shares of Series A Preferred are convertible depends on several factors, including the date on which the shares are converted and the market price of the Common Stock at the time of conversion. See "Description of Capital Stock--Preferred Stock." The figures in the table below representing the number of shares of Common Stock beneficially owned and offered by the Series A Holders make a number of assumptions concerning the applicable conversion ratio and the dates on which shares of Series A Preferred are converted. As described in greater detail under "Description of Capital Stock--Preferred Stock," the number of shares of Common Stock issuable upon conversion of Series A Preferred is calculated in part on the basis of the lower of a fixed conversion price or a variable conversion price. The variable conversion price depends primarily on the market price of the Common Stock on the date of conversion. The fixed conversion price is $6.35 per share. Since the Series A Holders paid $10,000 per share of Series A Preferred, each share of Series A Preferred is, in general, convertible into a number of shares determined by dividing $10,000 by the applicable conversion price (plus the premium, as described below). If the variable conversion price on the date of conversion is lower that the fixed conversion price, then a greater number of shares will be issued. In addition, a conversion premium of 10% per annum accrues from July 16, 1996 until the date of conversion and will result in issuance of a certain number of additional shares of Common Stock upon conversion of shares of Series A Preferred.

         For the above reasons, it is not possible to set forth in the table the maximum number of shares that could be acquired by the Series A Holders upon conversion of shares of Series A Preferred. The number of shares set forth in the table is based on conversion of the Series A Preferred at the fixed conversion price, with the 10% premium calculated, assuming conversion of 1/3 of the shares of Series A Preferred on each of August 30, 1996, September 28, 1996 and October 29, 1996. Several factors, including whether the market price of the Common Stock is lower than the fixed conversion price of $6.35 per share, could result in a greater number of Shares being issued to the Series A Holders than are reflected in the table below.

Other Selling Securityholders

         The Other Selling Securityholders consist of designees of Swartz Investments, LLC ("Swartz"). In connection with it services as placement agent for the 805 shares of Series A Preferred in the Series A Transaction, Swartz received warrants to purchase up to 190,156 shares of Common Stock at an exercise price of $6.35 per share, and received a placement agent's fee of $885,500.

         The following table and accompanying footnotes identify each Selling Securityholder based upon information provided to the Company, set forth as of August 30, 1996, with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Securityholder and the shares of Common Stock beneficially owned by the Selling Securityholder which are not covered by this Prospectus. No Selling Securityholder has had any position, office or other material relationship with the Company within the past three years. The percentage figures reflected in the table assume conversion of all shares of Series A Preferred into 1,293,764 shares of Common Stock, and exercise of all Warrants into 824,013 shares of Common Stock.

                                                                      Common Stock
                             Number of              Number of             Owned            Number of
                      Shares of Common Stock  Shares of Common Stock     Prior to            Shares        Common Stock Owned
                            Underlying              Underlying          Offering (1)         to be         After Offering (1)(2)
Name of Investor         Series A Preferred          Warrants       Number       Percent     Offered       Number         Percent
----------------         ------------------          --------       ------       -------     -------       ------         -------

Series A Holders

AG Super Fund International
  Partners, L.P.                   16,072              7,874         23,946         *        23,946          0                0

Banque Scandinave en Suisse        48,215             23,622         71,837         *        71,837          0                0

C.A. Acco Manufacturing            16,072              7,874         23,946         *        23,946          0                0

Cameron Capital Ltd.               80,358             39,370        119,728         *       119,728          0                0

Capital Ventures International     80,358             39,370        119,728         *       119,728          0                0

Carousel Investments Inc.          24,107             11,811         35,918         *        35,918          0                0

Darissco Diversified Investments
Inc.                               19,286              9,449         28,735         *        28,735          0                0

Faisal Finance (Switzerland)       96,430             47,244        143,674         *       143,674          0                0
S.A.

Gam Arbitrage Investments, Inc.    32,143             15,748         47,891         *        47,891          0                0

Global Bermuda, L.P.               80,358             39,370        119,728         *       119,728          0                0

Gracechurch & Co                   64,286             31,496         95,782         *        95,782          0                0

G.P.S. Fund Limited                 8,036              3,937         11,973         *        11,973          0                0

Gundyco in Trust for RRSP 550-
98866-19                           48,215             23,622         71,837         *        71,837          0                0

JC Bradford & Co                   16,072              7,874         23,946         *        23,946          0                0

Lake Management LDC                72,322             35,433        107,755         *       107,755          0                0

Legong Investments N.V.            64,286             31,496         95,782         *        95,782          0                0

Leonardo, L.P.                    128,573             62,992        191,565        1.3      191,565          0                0

Otato Limited Partnership          33,750             16,535         50,285         *        50,285          0                0

Queensway Financial Holdings
Limited                            24,107             11,811         35,918         *        35,918          0                0

Rana Investment Company            48,215             23,622         71,837         *        71,837          0                0

Raphael, L.P.                      24,107             11,811         35,918         *        35,918          0                0

RIC Investment Fund Ltd.           56,251             27,559         83,810         *        83,810          0                0

The Matthew Fund                   35,358             17,323         52,681         *        52,681          0                0

                                                                      Common Stock
                             Number of              Number of             Owned            Number of
                      Shares of Common Stock  Shares of Common Stock     Prior to            Shares        Common Stock Owned
                            Underlying              Underlying          Offering (1)         to be         After Offering (1)(2)
Name of Investor         Series A Preferred          Warrants       Number       Percent     Offered       Number         Percent
----------------         ------------------          --------       ------       -------     -------       ------         -------

Series A Holders


West Merchant Bank
Nominees Ltd.                      24,107             11,811          35,918         *          35,918          0           0

Windward Island Limited            32,143             15,748          47,891         *          47,891          0           0

Wood Gundy London Ltd.            120,537             59,055         179,592        1.2        179,592          0           0

Other Selling Securityholders

Eric Swartz                             0             62,220          62,220         *          62,220          0           0

Michael Kendrick                        0             62,220          62,220         *          62,220          0           0

Brad Hathorn                            0             10,000          10,000         *          10,000          0           0

John Harris                             0             15,000          15,000         *          15,000          0           0

Mills Rogers III                        0              7,500           7,500         *           7,500          0           0

Glenn Archer                            0              7,500           7,500         *           7,500          0           0

Davis Holden                            0              7,500           7,500         *           7,500          0           0

Enigma Investments, Ltd.                0              5,846           5,846         *           5,846          0           0

Charles Krusen                          0              7,370           7,370         *           7,370          0           0

Dunwoody Brokerage
  Services, Inc.                        0              5,000           5,000          *          5,000          0           0
                                ---------            -------       ---------                 ---------          -           -

             Total              1,293,764            824,013       2,117,777                 2,117,777          0           0
                                =========            =======       =========                 =========          =           =

*   less than 1%

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire after the date of this Prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting power with respect to all shares of Common Stock which they beneficially own.

(2)      Assumes the sale of all shares of Common Stock offered hereby.

                              PLAN OF DISTRIBUTION

         The registration statement of which this Prospectus forms a part has been filed pursuant to the Registration Rights Agreements. To the Company's knowledge, as of the date hereof, no Selling Securityholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered hereby, nor does the Company know the identity of the brokers of market makers which will participate in the offering.

         The Shares covered hereby may be offered and sold from time to time by the Selling Securityholders. The Selling Securityholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sale may be made on the OTC Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker-dealer engaged by the Selling Securityholder will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. To the Company's knowledge, the Selling Securityholders have not, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate.
Broker-dealers will receive commissions or discounts from the Selling Securityholders in amounts to be negotiated.

         In offering the Shares, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Securityholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

         Rule  10b-6  under  the  Exchange  Act  prohibits   participants  in  a
distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

         This offering will terminate as to each Selling Securityholder on the earlier of (a) the date on which such Selling Securityholder's shares may be resold pursuant to Rule 144 under the Securities Act; or (b) the date on which all Shares offered hereby have been sold by the Selling Securityholders. There can be no assurance that any of the Selling Securityholders will sell any or all of the shares of Common Stock offered hereby.

                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol "CYBD" since its initial public offering in 1984. The following table sets forth, for each of the fiscal periods indicated, the high and low trade prices for the Common Stock, as reported on the OTC Bulletin Board. These per share quotations represent inter-dealer prices in the over-the-counter market, do not include retail markups, markdowns or commissions and may not represent actual transactions.


                                                                                High        Low

Fiscal Year Ended March 31, 1997
         First Quarter.................................................     $   6.93         $   2.43
         Second Quarter (up to October 9, 1996)........................         7.50             3.50
Fiscal Year Ended March 31, 1996
         First Quarter.................................................     $   1.43         $   0.87
         Second Quarter................................................         1.09             0.68
         Third Quarter.................................................         3.50             0.68
         Fourth Quarter................................................         3.93             2.25
Fiscal Year Ended March 31, 1995
         First Quarter.................................................     $   1.25         $   0.75
         Second Quarter................................................         1.43             0.62
         Third Quarter.................................................         1.18             0.62
         Fourth Quarter................................................         1.50             0.81

         On October 9, 1996, the closing trade price of the Common Stock as reported on the OTC Bulletin Board was $3.625 per share. As of such date, there were approximately 600 holders of record of the Company's Common Stock.


                                 DIVIDEND POLICY

         The Company expects that it will retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and business prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company (i) as of June 30, 1996, and (ii) as adjusted to reflect the issuance and conversion of the Series A Preferred, the exercise of the Warrants and the sale of the Shares offered hereby.

                                                                                June 30, 1996
                                                                       ------------------------------------
                                                                       Actual                As Adjusted(1)
                                                                       ------                --------------
Short-term debt, including current portion
  of long-term debt:  ............................................     537,476                   537,476
Long-term debt....................................................     100,000                   100,000
Stockholders' equity:
  Preferred Stock, par value $.05 per share:
         10,000,000 shares authorized, no shares
         issued and outstanding...................................           0                         0
  Common Stock, par value $.01 per share:
         30,000,000 shares authorized, 15,114,311
         shares issued and outstanding; 17,232,088
         shares issued and outstanding as adjusted................     151,143                   172,320
  Additional paid-in capital......................................   6,257,106                18,366,768
  Accumulated deficit............................................. (5,815,058)               (5,815,058)
         Total stockholders' equity...............................     593,191                12,724,030
             Total capitalization.................................   1,230,667                13,361,506

------------

(1) Adjusted to give effect to the issuance and conversion of the Series A Preferred, the exercise of the Warrants and the sale of the Shares offered hereby.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

         The Company was incorporated in April 1983 to develop, manufacture and market high performance software controlled digital switching and networking systems providing simultaneous voice and data communications over standard telephone lines. Since completion of development of its first technology in 1987, which resulted in the development of CSX, CLAN and CHUB systems for private communications networks, the Company has been engaged in limited marketing activities with respect to CSX systems only and, therefore, generated limited revenues. The Company has not yet commercialized CLAN and CHUB office switching systems as it is devoting most of its efforts to the marketing of CSX.

         As part of the Company's plans to expand its marketing efforts in foreign countries with favorable regulatory environments and which are seeking to upgrade their telecommunications network infrastructure, the Company completed the initial development of CDCO and CRX systems in late fiscal 1994 and continued enhancements of these systems in fiscal 1996. The Company recently signed a manufacturing licensing contract with the NTC of Egypt, pursuant to which the NTC will assemble the systems in Egypt with parts provided by the Company. In addition, the NTC will market, install, maintain and service the Company's systems in Egypt, Tanzania, Uganda, Sudan, Yemen, United Arab Emirates and Qatar. Consistent with this strategy, the Company may seek to enter into long-term contracts, licensing, joint venture or other similar arrangements with government authorities which typically operate public telephone networks. To date the Company has sold one CRX system and has not yet commercialized its CDCO system.

         During the past two years, the Company's revenues have been derived principally from contract awards, which include installation, maintenance and service, solely from system sales to the Federal Government agencies. In order to gain rapid penetration of its systems, the Company's strategy is to use a combination of long-term contracts, licensing, joint venture and other similar arrangements besides contract awards. To date the Company has been successful in receiving small contract awards based on specific projects from Federal Government agencies. During fiscal 1996 and fiscal 1995, the Company was awarded long-term multi-million dollar contracts but could not qualify due to limited cash and working capital resources. The Company is currently pursuing long-term contracts and joint venture arrangements with certain foreign countries.
However, to date the Company has not gained rapid market penetration of its systems and there can be no assurance that it will be able to do so. To the extent the Company enters into long-term contracts and joint venture arrangements, the revenues derived from such arrangements are expected to represent a significant portion of the Company's revenues.

         A relatively limited number of customers have historically accounted for a substantial portion of the Company's net sales. Approximately 100% and 93% of the Company's revenues in fiscal 1996 and fiscal 1995, respectively, were derived from contracts with federal government agencies. Government contracts are subject to certain risks, including delays in funding, lengthy review processes for awarding contracts, non-renewal, delay, termination, reduction or modification of contracts in the event of changes in the government's policies or as a result of budgeting constraints and increased or unexpected costs resulting in losses, any or all of which could have an adverse effect on the Company. The Company believes that it is one of a limited number of companies to have received GSA certification to sell digital switching equipment to federal government agencies. Failure by the Company to maintain GSA certification for its products or the grant of GSA certification to additional competitors could have an adverse effect on the Company. In addition, as the Company expands its marketing efforts in foreign countries, it may be subject to all risks associated with foreign trade, including shipping delays, increased credit risks, trade restrictions, export duties and tariffs, fluctuations in foreign currency rates and international, political, regulatory and economic developments, any of which could have an adverse effect on the Company.

         During fiscal 1996, the Company invested significant research and development, and marketing resources to focus on the completion of CRX and CDCO systems and the initial introduction of these systems to targeted foreign countries such as Egypt, India, Russia and Tajikistan. However, there can be no assurance that the Company will be successful in establishing a reasonable business in such countries.

Results of Operations

Three Months Ended June 30, 1996 Compared to Three Months Ended June 30, 1995

         Net sales decreased 93% in quarter ended June 30, 1996 over the prior year's same quarter. Net sales for quarter ended June 30, 1996 were $18,734 as compared to $273,624 for quarter ended June 30, 1995. Gross profit for quarter ended June 30, 1996 was 54% of net sales as compared to 66% for quarter ended June 30, 1995. Fluctuations in gross profit margins are primarily attributable to price changes, changes in sales mix by product or distribution channel. Selling, general and administrative expenses as a percentage of sales increased from 37% in quarter ended June 30, 1995 to 469% in quarter ended June 30, 1996. Profit (loss) from operations for quarter ended June 30, 1996 was $(77,715) as compared with $78,511 for quarter ended June 30, 1995. Extraordinary gain on debt restructure for the period ended June 30, 1996 was $291,756 or $.02 per share. Net income for quarter ended June 30, 1996 was $214,747 or $.01 per share as compared to $78,813 or $.01 per share for quarter ended June 30, 1995.

Fiscal 1996 Compared to Fiscal 1995

         Net sales. The Company's net sales for fiscal 1996, were $701,410, representing an increase of $467,293 or approximately 199% from $234,117 for fiscal 1995. The increase in net sales was primarily attributable to increase in sales to Federal Government Agencies. In fiscal 1996 the Company experienced diminished bidding activity on small contracts as most bids entailed large contracts or multiyear long-term contracts where the Company was at a disadvantage against large competitors due to its limited working capital.

         Gross margin. The Company includes in its cost of sales the materials and labor used, subcontractor costs and overhead incurred in the manufacture of its systems. The Company's gross margin increased from 53% to 89% of net sales from fiscal 1995 to fiscal 1996. Fluctuations in gross margins are primarily attributable to inventory changes, material price changes and changes in sales mix by system.

         Selling, general and administrative. Selling, general and administrative expenses decreased from $553,591 in fiscal 1995 to $474,924 in fiscal 1996, representing a decrease of $78,667 or approximately 14%. The absolute dollar decrease in selling, general and administrative expenses from fiscal 1995 to fiscal 1996 was principally the result of reduced selling expenses incurred with respect to introductory and exploratory marketing efforts in Egypt, India and Russia. Such efforts have not resulted in any sales to these countries.

         Provision for bad debt. Bad debt expense amounted to zero in fiscal 1996 as compared to $156,719 in fiscal 1995.

         Research and development. Research and development expenses decreased from $86,383, or 37% of net sales, in fiscal 1995 to $41,679, or 6% of net sales, in fiscal 1996. These dollar decreases in research and development expenses were primarily due to lesser allocation of personnel. All development costs are expensed in the period incurred. The Company expects to continue to commit reasonable resources to research and development in the future, particularly for certification of CDCO and CRX in foreign countries, and as commercialization of ISDN applications for the CSX continue to be developed in the U.S. and digital voice applications in the developing countries.

         Income (loss) from operations or income (loss) before extraordinary item. Income from operations in fiscal 1996 was $61,594 or $.01 per share as compared with a loss in fiscal 1995 of $743,098 or $.05 per share.

         Extraordinary item. Extraordinary gain on debt restructure in fiscal 1996 was $912,974 or $.06 per share as compared to zero in fiscal 1995.

         Net income (loss). As a result of the foregoing, the net income in fiscal 1996 was $974,568 or $.07 per share as compared to a net loss of $743,098 or $.05 per share in fiscal 1995.

Liquidity and Capital Resources

         The Company's ability to generate cash adequate to meet its needs results primarily from cash flow from operations. Total working capital increased by $171,933 to $654,002 for quarter ended June 30, 1996 from $482,069 for period ended March 31, 1996. The current ratio increased to 2.2 to 1 as at June 30, 1996 from 1.6 to 1 as at March 31, 1996. Current levels of inventory are adequate to meet at least four times the current level of quarterly sales. There were no significant capital expenditures in the quarter ended June 30, 1996. The Company believes that its current sources of liquidity will be sufficient to meet its needs for the foreseeable future. The Company believes that, if needed, it will be able to obtain additional funds required for future needs.

         The Company used $2,399 and $25,649 during fiscal 1996 and fiscal 1995, respectively, for investing activities. The cash used for investing activities relates primarily to purchases of equipment in fiscal 1996 and fiscal 1995.

         Net cash provided by (used in) financing activities was $559,841 and $(35,034) for fiscal 1996 and fiscal 1995, respectively. The increase in net cash provided by financing activities from fiscal 1995 to fiscal 1996 was principally due to issuance of common stock, and proceeds from debt. The Company made principal payments of long-term debt of $5,219 and $73,034 in fiscal 1996 and fiscal 1995, respectively. The payments of long-term debt principally relate to the JDA and RDC in each of the fiscal years during which years both JDA and RDC have agreed to revise the payment terms. For 1996, the Company is obligated to pay to JDA only 5% of the outstanding principal amount of such indebtedness, without interest. As of February 14, 1996, all of the Company's indebtedness to RDC was settled for $100,000 cash and the issuance of warrants to purchase 100,000 shares of Common Stock at $1.00 per share. As of May 31, 1996, JDA has agreed to settle all of the Company's indebtedness to JDA for a cash settlement of $300,000 made prior to November 20, 1996.

         Pursuant to the completion of the Series A Transaction on July 16, 1996, resulting in the Company receiving net proceeds of approximately $7.1 million, the Company's current sources of liquidity has significantly improved, and together with expected cash flow from operations, the Company believes its liquidity will be sufficient to meet its needs for the next 24 months. The Company has allocated a portion of the net proceeds of such offering to repay outstanding indebtedness.

Impact of Inflation

         Inflation has historically not had a material effect on the Company's operations.

New Accounting Pronouncements

         Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a change from the deferred method of accounting for income taxes pursuant to Accounting Principles Board Opinion No. 11 to the asset and liability method of accounting for income taxes. This change in accounting did not have any impact on the Company's financial statements.

                                    BUSINESS

         The Company designs, develops, manufactures, markets and services a family of high performance distributed digital switching and networking systems that enable both public telephone exchanges and private network operators to provide cost effective simultaneous communication of voice and data services to a large number of users. The Company's systems are based on its proprietary software technology which permits "modemless" transmission of data between a variety of incompatible and dissimilar end-user equipment, such as computers, printers, work stations and data terminals, over standard telephone lines. The Company's systems have been designed in response to perceived market opportunities arising out of the proliferation of increasingly sophisticated and relatively low-cost data devices and advances in telecommunications technologies.

Industry Background

         In the past, voice communication technologies were developed and managed by large telephone operating companies which were largely insulated from competition. The data communications industry grew independently, and provided the specialized communications link between computers and office systems. In recent years, there has also been a proliferation of office systems consisting of personal computers, work stations, printers and storage devices, which has resulted in the growth of a separate office automation industry. These three industries developed in parallel and took independent approaches to the application of technology.

         In the area of voice communications, digital technology enabled telephone companies to improve the quality of voice communication and also provide additional features and services such as call forwarding and conferencing and least-cost-routing for long distance calls by microprocessor-based software control. Such digital technology has been applied to both public exchanges which serve cities, towns and villages and private branch exchanges (or PBXs) which serve offices and other large organizations. The need for data communications arose largely within the office environments. These needs were met by local area networks ("LANs") which require a different type of cabling and associated equipment. Such LANs are limited to small offices typically having less than a hundred data users.

         The numerous productivity enhancing devices and systems which have been introduced into the market by the office automation industry also created a greater need for the accessing, sharing and exchange of information. Traditionally, these products and systems could communicate with one another only if they were made by the same manufacturer. Furthermore, as the number of data users increase, where each user is connected to all other users, a network becomes increasingly complex and less manageable.

         As separate data networks became more prevalent, it became apparent that a data network which utilizes the existing telephone cabling would be the most cost effective solution, and also provide greater manageability with an increasing numbers of users. In an effort to facilitate such deployment of integrated voice and data networks (commonly referred to as Integrated Service Digital Networks ("ISDN")), the Consultive Committee on International Telephone and Telegraph ("CCITT") adopted international standards for ISDN in 1987; Bell Communications and Research ("BELLCORE") adopted ISDN standards for the U.S. market in November 1992. It is anticipated that the combined power of ISDN based switches and fiber optic cables will provide the basis for the growth in an array of applications and electronic information services computer-to-computer communications, office systems integration, video-text, video-phone, video-conferencing, electronic mail, informational data bases, multi-media usage and access, all simultaneously with voice transmission capability over the same network.

         In technologically advanced countries, extensive public voice telephone networks are already in place. Innovation and change in the form of simultaneous voice and data communications are now taking place in the domain serviced by private networks. Private networks providing new types of services are, therefore, growing at a much faster rate than public voice networks. On the other hand, in the developing world (Eastern Europe, Russia, China, India, and Latin America), there is demand for voice-only public networks to serve individuals and business subscribers in cities, towns and villages. The Company's systems are designed to meet the sophisticated voice/data needs of private networks in the United States, and the basic voice-only needs of public networks in developing countries.

         Unlike in advanced countries, where the existing public voice telephone network consists of monolithic centralized digital switches, the developing countries are seeking an alternative, cost effective approach, such as the Company's distributed digital switching systems. The Company believes that the trend in the telecommunications industry towards distributed switching from monolithic centralized switching is similar to the trend in the computer industry towards distributed networking personal computers from monolithic centralized mainframe computers. Similar to the computer industry where personal computing has been brought closer to the users, the Company's distributed switching systems are also being installed closer to groups of subscribers, thereby dramatically reducing the cost of cabling. The Company believes that with its distributed switching system, the public telephone operating companies in the developing countries can rapidly provide telephone services to their customers. It is substantially easier to install small distributed switches than large monolithic centralized switches with its corresponding long cabling infra-structure. The Company believes that its systems are ideally suited for developing countries.

The Company's Systems

System Architecture

         The Company's systems consist of software and hardware that combine to permit voice and data transmission over standard telephone lines. The system hardware, which is common to each of the Company's systems, consists primarily of modular cabinets, or nodes, which contain the system's control and interface circuitry and the system operating software. Each node provides for 512 ports, or lines, connections to telephones and data devices within the network and connections to public telephone exchanges. A standard 512 line node measures approximately 2' by 2' by 3'. Nodes can be connected to increase capacity to up to 100,000 lines.

         Each node contains slots for the insertion of printed circuit boards, which contain microprocessors which are programmed by the Company to provide the functions required by a particular customer. Two boards, the Main Processor Unit and the Time Switch Unit, comprise the equipment common to all of the system's applications. The node also provides for an additional 30 slots for the insertion of any configuration of four additional types of circuit boards which provide interfacing capabilities through use of standard telephone wire to internal telephones and data equipment and trunk connections to external analog and digital trunk lines, digital microwave systems, satellite systems and fiber optic voice and data networks.

         The node also contains a disk drive module which is the center for the system's operating software. The Company has developed software that enables the Company to program its systems to employ a combination of circuit and packet switching technologies to provide for the transmission of voice and data, either separately or simultaneously. The system's various switching and interfacing functions are programmed in the microprocessors contained on the various circuit boards.

         The Company's systems can be used with existing analog telephones for voice-only applications. For enhanced voice capabilities and for data capabilities, the Company provides its proprietary digital telephone, the iST. The iST is a telephone that contains a microprocessor and microchip that are programmed to transform voice from analog form to digital form and transmits the digitized voice over standard telephone wire. In addition, the iST in conjunction with the system provides a full range of voice features, including call forwarding, call waiting, least cost routing and conferencing.

         The iST, through the programming of the microprocessor and microchip contained in the unit, can also be equipped to provide for data transmission. A data device can be plugged into the iST, which connects the device to the system and permits a user to use the iST to talk while simultaneously transmitting data over the same telephone line. Through format and protocol conversions and packet switching parameters programmed into the iST, the iST permits communication between dissimilar and incompatible devices without the use of modems.

         Analog telephones and iSTs can be connected to the system's node by ordinary telephone wire. This permits the system to connect users located within an area of up to one mile from the system's node. The system can interface with existing public lines to connect to the outside world, including other systems located beyond one mile from the system node.

         The Company believes that the architecture of its systems possesses the following characteristics:

         * Easily Upgradable - The modularity of the Company's system and the software-based nature of the system permits for system capacity and capabilities to be upgraded or modified on a prompt and cost-effective basis. Nodes can be added to increase the number of available lines. The system operating software and circuit board microprocessors can be reprogrammed to provide system functions required by a particular customer.

         * End-to-End  Connectivity and Compatibility with Existing Technologies
- The Company's system can be programmed to be compatible with the operating parameters of most existing data communication technologies. The Company's systems allow data devices with incompatible communications parameters to communicate with each other through functions programmed into the iSTs and microprocessors contained in the node circuit boards. The Company believes that its system is the only one available with this capability. In voice applications, the Company's systems can interface with virtually all existing forms of telecommunication exchanges and transmission speeds, and conform to telecommunication standards in effect in the United States and Europe.

         * Distributed Processing - The Company system functions are performed by numerous microprocessors. By distributing the functions in this way, the risk of total system failure as a result of failure in one microprocessor is greatly minimized This feature also prevents blocking of transmissions by providing multiple routes for transmission completion, thereby allowing more members of a network to use lines simultaneously.

Types of Systems

         The Company completed the development of its first technology in 1987, at which time it began marketing its CSX system on a limited basis. The Company has just recently developed additional new technologies and software that has enabled it to create new systems for various applications, primarily for the developing countries such as the CDCO and CRX. Although the Company has just started to market these new systems, the Company believes that these systems are capable of providing the functions for which they have been designed.

CyberSwitch Exchange

         CyberSwitch Exchange ("CSX") is a digital switching system designed for use as a private network for offices, universities, hospitals and other large organizations. The CSX system employs nodes, each offering 512 ports, which can be used to network up to 100,000 users within one mile from each node. Users are equipped with iSTs which permit communication between data devices. The CSX system enables data device users to communicate with other users without single purpose data links and modems. The system also accommodates traditional analog telephones. The CSX can be designed to provide voice-only applications. The Company has sold approximately 75 CSX systems to date, each of which is operational and the largest of which serves approximately 4,000 users.

Cyber Local Area Network

         The Company has developed but not yet commercialized the Cyber Local Area Network ("CLAN"). CLAN is a data only local area network which, unlike most LANs which cover distances of a few hundred feet at most, can network users up to a distance of approximately one mile. The CLAN can serve even much larger distances, effectively making it a wide area network. The CLAN provides data-only capabilities and consists of a system node and iSTs, without a handset, which serves as a data server unit, transmitting and receiving data. The iST allows a user to exchange data in a manner similar to making a telephone call, pressing a button and keying in the destination for the data to be communicated. A single node CLAN can accommodate up to 240 users, with the ability to upgrade to 2,400 data users.

Cyber Hub

         The Company has developed but not yet commercialized the Cyber Hub Controller ("CHUB"). CHUB is an integrated voice and data switch which combines the capabilities of the CLAN and CSX systems to offer total integrated data and voice communications capability in a single, multi-purpose system. CHUB offers digital transmission, switching and networking capabilities, thus enabling voice and data communications both within a local area and with the outside world. A single node CHUB is capable of supporting 512 lines for data, voice or trunk connections. Through its digital networking and transmission capabilities, several nodes can be networked to provide up to 100,000 lines.

Cyber Distributed Central Office

         The Company has developed but not yet commercialized the Cyber Distributed Central Office ("CDCO") which is designed to provide digital voice communications to subscribers in densely populated urban areas. The CDCO is essentially a digital switch with trunk and tandem exchange capabilities enabling it to connect subscribers served by other exchanges. The CDCO system interfaces with digital telecommunications networks and older analog telephone networks. The CDCO system consists of nodes connected by standard digital links which permit optimization of the network with respect to specific size, required traffic capacity, and desired applications. The modularity derived from the nodal structure of the CDCO provides an economical digital switching exchange from as little as a few hundred lines up to 100,000 lines capacity.

Cyber Rural Exchange

         The Company has developed the Cyber Rural Exchange ("CRX"), which is a specialized version of the CDCO. The Company has sold only one CRX system to date, which is currently serving about 400 users. The CRX is designed to handle the traffic requirements of widely dispersed single-line users, such as users in a small town or rural area.

Sales and Marketing

Customers

         To date, the Company has sold approximately 75 systems, substantially all of which have been the CSX. The Company has not commercialized the CLAN, the CHUB or the CDCO and has sold only one CRX. The Company has sold its systems to federal and state government agencies and to TTC in China. The Company has been engaged in limited marketing activities relating to the CSX system due to its limited marketing experience and limited financial, personnel and other resources to undertake extensive marketing activities.

         Sales of the Company's systems to federal and local government agencies accounted for approximately 100% and 93% of the Company's revenues in fiscal 1996 and fiscal 1995, respectively. A portion of the Company's government contracts are obtained through a competitive bidding process. The Company has been limited in its ability to bid on larger contracts and to obtain bid and performance bonds due to the Company's limited capital resources.

         The Company just recently signed a manufacturing licensing contract with the NTC of Egypt, pursuant to which the NTC will assemble the systems in Egypt with parts provided by the Company. In addition, the NTC with market, install, maintain and service the Company's systems in Egypt, Kenya, Tanzania, Uganda, Sudan, Yemen, United Arab Emirates and Qatar.

Government Contracts

         A portion of the Company's business consists and will continue to consist of sales under United States government contracts. Certain of these contracts are competitive bid contracts, which are awarded after a formal bid and proposal competition among suppliers.

         Virtually all of the Company's United States government contracts are fixed price contracts, pursuant to which the Company agrees to provide a system for a fixed price and assumes the risk of cost overruns. The Company has not experienced cost overruns on fixed price contracts.

         The Company's United States government contracts generally may be terminated as a result of factors which may not depend on the Company, including termination for the convenience of the customer. In the event of a termination for convenience, the Company would be entitled to reimbursement for its incurred contract costs and to payment of a proportionate share of its fee or profit for the work actually performed.

Competition

         The telecommunications and related networking industries are characterized by intense competition. The Company competes with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, marketing, personnel and other resources than the Company and have established reputations for success in the development, sale and service of high-speed digital switching and networking and related products.

         Products which perform many of the functions of the Company's systems are readily available from several competitors, including AT&T, Rolm, Intecom, Northern Telecom, Siemens, Fujitsu and NEC, as well as computer networking companies engaged in system integration, such as Novell, Xerox, IBM and Corvus, certain of which dominate the industry and have already established a significant base of their products or achieved significant market penetration in selected geographic areas. These competitors also have the research and development capabilities and financial and technical resources necessary to enable them to respond to technical advances as well as evolving industry requirements and standards.

         The Company believes that it competes primarily on the basis of the capabilities of its systems, price, reliability and quality, and ease of installation and use. The Company believes, based on its own research and information available to it from industry sources and from customers, that it offers the only digital switching and networking system that provides end-to-end connectivity between incompatible and dissimilar data devices. In addition, the Company believes that certain features of its system architecture, including the software based nature of the system, the distributed processing system and the compact and modular nature of the system hardware, provide advantages over competitive products which are mostly hardware intensive and employ centralized processing methods which increase the potential for blocking transmissions.

         The Company expects that companies which have developed or are developing new technologies or products, as well as other companies which have the expertise which would encourage them to attempt to develop and market competitive products may attempt to develop new products directly competitive with the Company's products. In particular, the Company is aware that Microsoft, a leading software company, is currently developing office system software designed to connect incompatible and dissimilar end-user equipment. According to published reports, however, Microsoft's proposal would require third-party hardware manufacturers to adapt their products to be compatible with Microsoft's software systems. The Company's system can be used with currently available hardware. In addition, Microsoft has announced that its proposed product will not be commercialized for three to four years.

Proprietary Technology

         The Company does not hold any patents or copyrights, nor has it filed any patent or copyright applications, relating to its products or software technology. The Company regards its software technology and certain components of its system hardware, including the iSTs, as proprietary and relies for protection upon copyright and trade secret laws and confidentiality agreements with its employees. In addition, the Company requires customers to enter into a license and confidentiality agreement permitting the customer the exclusive use of the system operating software, which is furnished to the customer in object form .

         The Company believes that these protections are sufficient to protect the Company's rights as to its systems and software. Despite these protections, however, it is possible that competitors, employees, licensees or others may copy one or more of the Company's products or its technology or obtain information that the Company regards as proprietary. In addition, there can be no assurance that others will not independently develop products or technologies similar to those of the Company, that confidentiality agreements will not be breached or that the Company will have adequate resources to protect its proprietary technology. The Company believes, however, that because of the rapid pace of technological change in the digital switching and networking industries, protection for its systems is less significant than the knowledge, ability and experience of the Company's employees, the frequency of product enhancements and the level of service and support provided by the Company.

         In 1987, the Company entered into a Technology License Agreement with TTC (the "License Agreement") pursuant to which the Company granted to TTC an exclusive, royalty-free, perpetual license to use the Company's technology for the purpose of manufacturing, distributing and selling products in China. In addition, the Company granted TTC a non-exclusive thirty-year license in the licensed technology to manufacture, sell and distribute products in certain foreign countries and states in the United States, and appointed a U.S.-based joint venture partner as a non-exclusive distributor of the Company's products in certain states in the U.S. Under the License Agreement, the Company trained employees of TTC in the use of the licensed technology and delivered certain products to TTC for which the Company was entitled to receive $1,000,000 and 5% ownership of the U.S.-based joint venture partner. To date, the Company has not received such ownership interest and has received only $650,000 from TTC for such training and product. Currently, the Company sells system components to TTC on a purchase order basis from time to time in the ordinary course of business. The Company sells components to TTC only upon the issuance of a letter of credit satisfactory to the Company.

Government Regulation and Industry Standards

         The telecommunications and related networking industries in which the Company competes are highly regulated in both the United States and internationally. Imposition of public carrier tariffs and taxation of telecommunications services could materially adversely affect demand for the Company's products. Furthermore, regulation or deregulation of public carrier services by the United States and other governments, including recent proposals to permit local carriers to manufacture switching equipment, may determine the extent to which the Company will be able to enter and penetrate markets in the United States and internationally and may result in significantly increased competition, which would significantly impact the Company's future operating results. In addition, the Company's products must comply with equipment, interface and installation standards promulgated by communications regulatory authorities, including the Federal Communications Commission.

         In addition, the Company is required to obtain a license from the Department of Commerce prior to export sales to certain countries. A denial of an export license to the Company would be based upon a policy which likewise affects all other American companies exporting similar products.

         Industry standards bodies such as CCITT and BELLCORE have created committees to address the matter of standards within the telecommunications industry. The purpose of such standards is to facilitate the interoperability of products from various vendors and, through standardization, create a competitive environment which is anticipated to result in lower product costs. During the past few years, many new standards have been adopted and more are pending. The International Standards Organization ("ISO"), one of the primary standard setting bodies in the communications industry, has developed a framework for network standard called the Open System Interconnection Reference Model (the "OSI Model"). The OSI Model represents a standard approach by which information can be communicated throughout a network, so that a variety of independently developed computer and communications devices can interoperate. The design of the Company's products incorporates the

OSI Model and accommodates most existing and pending ISDN standards, including applicable BELLCORE and CCITT specifications. In most foreign countries, government departments or ministries set industry standards.

         Changes in government policies, regulations and interface and installation standards or industry standards imposed by domestic and foreign carriers in the future could require the Company to alter methods of operation, resulting in additional costs, which could have a material adverse effect on the Company.

Production and Supply

         The Company engages in manufacturing, software programming, assembly, system testing and quality assurance operations at its facility in Hauppauge, New York. The Company's operations involve the creation of the required system software, the inspection of system components manufactured by third parties, programming of microchips and microprocessors, assembly of the components of the system hardware and quality and testing to certify final performance specification. The Company believes that it has sufficient excess production capacity to satisfy any increased demand for the Company's systems in the foreseeable future.

         The Company is dependent on third-party arrangements for the manufacture of all of its component parts incorporated into the Company's systems. The Company purchases its component parts from numerous third-party manufacturers and believes that numerous alternative sources of supply are readily available. The Company currently purchases all of its requirements of specially designed plastic parts for the iST from a single source supplier. The Company believes that alternative sources of supply for such components are available. The Company is substantially dependent on the ability of its suppliers, among other things, to satisfy performance and quality specifications and dedicate sufficient production capacity for plastic parts within scheduled delivery times. The Company does not maintain contracts with any of its suppliers and purchases system components pursuant to purchase orders placed from time to time in the ordinary course of business. Failure or delay by the Company's suppliers in supplying necessary components to the Company would adversely affect the Company's ability to obtain and deliver products on a timely and competitive basis.

         The Company's sales cycle for government contracts generally commences at the time a prospective customer issues a request for a proposal and ends upon execution of a sales contract with that customer and typically ranges from 3 to 12 months. The period from the acceptance of the Company's bid and execution of the sales contract until delivery, installation and acceptance of a system, at which time the Company recognizes revenues, typically ranges from 2 to 18 months. The principal factors affecting delivery and installation time are the configuration and complexity of the system and the availability of third-party hardware components. In addition, the Company generally does not receive cash payment until approximately three to four months after acceptance of a system by a government agency. At June 30, 1996, the Company maintained an inventory of system components of $431,735. Because the Company generally expects to fill orders shortly after receipt, backlog is not expected to be material to the Company's business.

         The Company offers a one-year warranty, for sales in the United States, covering operating defects during which period the Company will replace parts and make repairs to the system components at its expense. For sales in China, the Company offers a 100-day warranty. To date, the Company has not incurred any significant warranty expense.

Research and Development

         Since its inception, the Company has devoted substantial resources to the design and development of the Company's systems. For fiscal 1996 and fiscal 1995, and for the three months ended June 30, 1996, the Company expended approximately $41,679, $86,383 and $0, respectively, on research and development. Although the Company's basic systems have been developed, the Company is continually seeking to refine and enhance its systems, including enhancements to comply with emerging regulatory or industry standards or the requirements of a particular customer or country.

         The markets for the Company's products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Accordingly, the Company's ability to compete will depend in large part on its ability to introduce its products to the marketplace in a timely manner, to continually enhance and improve such products and maintain development capabilities to adapt to technological changes and advances in the communications industry, including insuring continuing compatibility with evolving industry standards. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's systems obsolete or less marketable, or that the Company will be able to keep pace with the technological demands of the marketplace or successfully enhance and adapt its products to satisfy industry standards.

Service and Support

         The Company believes that service, support and training are important factors in promoting sales and customer satisfaction. Service and support include system planning, site preparation, installation, customer training, and maintenance. The Company typically charges an annual fee for ongoing support services.

         Because the Company's system hardware consists of a cabinet with shelves having printed circuit boards inserted into physical slots, a substantial part of repair and maintenance can be accomplished by simply substituting the component in need of repair. In addition, the Company's systems are designed to be accessible by computer from the Company's headquarters, allowing the Company's service personnel to remotely call up, diagnose and otherwise support systems and reducing response time and cost.

         In addition, the Company intends to enter agreements with third party service providers to provide customer support on a local basis in foreign markets.

Employees

         As of September 25, 1996, the Company had eleven full time employees, of which three were engaged in marketing and sales activities, two were engaged in research and development and support engineering, four were engaged in production and operations, and two were in administration. None of the Company's employees is represented by a labor union. The Company considers its employee relations satisfactory.

Property

         The Company's executive offices and assembly operations are located in approximately 8,200 square feet of leased space in Hauppauge, New York. The lease expires on March 31, 1998, with renewal option and an annual rental payment of $51,250. The Company believes that its facility is adequate for its current and reasonably foreseeable future needs. The Company believes that additional physical capacity at its current facility will accommodate expansion, if required.

Legal Proceedings

         The Company is presently not a party to any material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

         The directors and executive officers of the Company are:

Name                       Age                Office
----                       ---                ------

Jawahar C. Chatpar         48       Chairman of the Board, President, and
                                                      Chief Executive Officer

Jack P. Dorfman            58       Director and Secretary

Dr. Anil K. Agarwal        54       Director

Jatinder Wadhwa            58       Director

Neal P. Bennett            55       Vice President of International Sales

Larry S. Shluger           57       Vice President of Operations


         Jawahar C. Chatpar is a founder of the Company and has served as Chairman of the Board, Chief Executive Officer and President since March 1991, as Chairman of the Board, Chief Executive Officer and Secretary from November 1986 until March 1991, and as President and Chief Executive Officer since inception until November 1986. Mr. Chatpar has also served as a director since inception. Mr. Chatpar founded the Company in 1983 as a successor to a Canadian corporation of the same name which he founded in 1982. From 1980 to 1982, Mr. Chatpar was employed by Bayly Engineering Limited, a manufacturer of digital telecommunication systems and a member of A.E.G. Telefunken Group, as a Manager of Digital Transmission and Fiber Optics Engineering (research and development). From 1974 to 1980, Mr. Chatpar served in various engineering, management and marketing positions with Northern Telecom. He holds an M.S. degree in Electrical Engineering from the University of Waterloo.

         Jack P. Dorfman joined the Company as a Director in November 1993, and served as Secretary since October 1995. Since 1992, Mr. Dorfman has served as consultant and manager for an independent community pharmacy. From 1990 to 1992, he served as a management consultant for Clark Container, a division of Mark IV Industries, a conglomerate. From 1988 to 1990, he served as Vice President and Treasurer of US Distribution, a transportation company. Prior to 1988, he owned, managed and operated an independent community pharmacy for over fifteen years.

         Anil K. Agarwal, M.D., joined the Company as a Director in November 1993. Since 1976, Dr. Agarwal has been practicing at the Omaha Orthopedics Clinic and Sports Medicine, Omaha, Nebraska and at Orthopedic Clinic, Iowa, as an American Board Certified Orthopedic Surgeon. In addition, he has active appointments with Bergen Mercy Hospital and Jenny Edmundson Hospital. From 1977 to 1991, he also taught at the Creighton University School of Medicine.

         Jatinder Wadhwa has served as a Director of the Company since 1986, and was Secretary of the Company from 1993 to 1995. Since 1992, Mr. Wadhwa has served as a management consultant to Sealy Mattress. From 1990 to 1992, Mr. Wadhwa had served as a management consultant to Gibbons Goodwin van Amerongen, an investment banking firm, and Wells Aluminum Corporation, a manufacturer of aluminum extrusion products. From 1970 to 1990, Mr. Wadhwa had served as Chief Operating Officer and Vice President of Operations of EZ Por Corporation, a manufacturer of aluminium products.

         Neal P. Bennett has been Vice President of International Sales of the Company since August 1996. From 1990 to 1996, Mr. Bennett was Vice President of Sales for North America at PTT Telecom Netherlands US, Inc., the sole telecommunication provider in the Netherlands. From 1985 to 1990, he was Director of Sales at Overseas Telecommunications, Inc., an international carrier of telephone services, which was acquired by MCI Telecommunications Corporation. Prior to 1985, he had served as Assistant Vice President of Sales at Sears Communication Corp. and American Satellite Co., both of which are international telephone carriers. He holds a B.A. degree in Marketing from St. Francis College.

         Larry S. Shluger has been Vice President of Operations of the Company since August 1996. From 1991 to 1996, Mr. Shluger was Director of Purchasing and Operations at Cashtek Corporation, a company which designs, develops and manufacturers computerized gaming systems. From 1975 to 1991, he was Director of Purchasing and Operations at Kenilworth Systems Corporation until its acquisition by Cashtek Corporation. Prior to 1975 he was employed in various management positions at Ecologic Instruments Corporation, a company which designs, develops and manufactures test equipment for the environment and pollution control fields, and Dynamic Instruments Corporation, a manufacturer of battery chargers. He holds a degree in Business Administration from the University of Maryland.

Executive Compensation

                           Summary Compensation Table

         The following table sets forth information concerning the compensation for services, in all capacities for fiscal 1996 and fiscal 1995, of those persons who were, at March 31, 1996, the Chief Executive Officer and the most highly compensated executive officers of the Company (collectively, the "Named Officers"). No executive officer of the Company received compensation in excess of $100,000 in fiscal 1996 or 1995.



                                                                                Long-Term
                                               Annual Compensation             Compensation
                                        ---------------------------        ---------------------

                                                            Other
     Name and                                              Annual          Restricted   Securities       All
     Principal          Fiscal                          Compensation          Stock     Underlying      Other
    Position(1)          Year      Salary($)   Bonus($)    ($)(2)           Awards($)   Options(#) Compensation($)
    -----------          ----      ---------   --------    ------           ---------   ---------- ---------------
J.C. Chatpar             1996      $80,000      None(1)     None              None        440,000       None
Chairman of the Board,
  President and CEO

                         1995      $80,000       None       None              None         None         None

-----------------

(1) An employment agreement with Mr. Chatpar provides for an annual bonus as described in "-- Employment Agreements and Insurance. Mr. Chatpar waived his right to receive the bonus for fiscal 1996.

(2) The Company has concluded that the aggregate amount of perquisites and other personal benefits paid to each of the Named Officers did not exceed the lesser of (i) 10% of such officer's total annual salary and bonus for fiscal 1996 and (ii) $50,000. Thus, such amounts are not reflected in the table.

                        Option Grants in Last Fiscal Year

         The following table sets forth information concerning stock option grants made during fiscal 1996 to the Named Officers. These grants are also reflected in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

                                               Individual Grants
                         ------------------------------------------------------------
                           Number         % of Total
                             of             Options
                         Securities       Granted to
                         Underlying      Employees in       Exercise
                          Options         Fiscal Year        Price         Expiration
                          Granted            1996          ($/Share)          Date
          Name              (#)               (1)             (2)             (3)
          ----              ---               ---             ---             ---
J.C. Chatpar             40,000               8.5%           $1.00         8/17/2005
                        400,000              85.1%           $1.00        10/30/2005

------------------


(1) During fiscal 1996, options to purchase an aggregate of 440,000 shares were granted to Mr. Chatpar and options to purchase an aggregate of 30,000 shares were granted to Jack Dorfman.

(2) The exercise price of the options granted were equal to the fair market value of the underlying stock on the date of grant.

(3)      Grants are exercisable at any time following the date of grant.


                    Aggregated Fiscal Year-End Option Values

         The following table sets forth information concerning the number of unexercised options and the fiscal 1996 year-end value of unexercised options on an aggregated basis held by the Named Officers. The Company has not granted any stock appreciation rights and no options were exercised in fiscal 1996.

                                     Number of Securities                              Value of
                                    Underlying Unexercised                     Unexercised In-The-Money
                                Options at Fiscal Year-End (#)             Options at Fiscal Year-End ($)(1)
                                ----------------------------------------------------------------------------
      Name                     Exercisable       Unexercisable              Exercisable          Unexercisable
--------------------------------------------------------------------------------------------------------------
J.C. Chatpar                     480,000               0                     $852,400               0

------------------


(1) Options are "in-the-money" if, on March 31, 1996, the market price of the Common Stock ($2.75) exceeded the exercise price of such options. The value of such options is calculated by determining the difference between the aggregate market price of the Common Stock underlying the options on March 31, 1996 and the aggregate exercise price of such options.

Compensation of Directors

         The directors of the Company are paid $250 per Board meeting. In addition, the Company currently reimburses each director for expenses incurred in connection with his or her attendance at each meeting of the Board of Directors or a committee on which he or she serves.

         On August 18, 1995, the Company granted non-qualified stock options to purchase 40,000, 40,000, 20,000 and 20,000 shares of Common Stock to J.C. Chatpar, Jatinder Wadhwa, Anil Agarwal and Jack Dorfman, respectively. On October 31, 1995, the Company granted non-qualified stock options to purchase an additional 10,000 and 400,000 shares of Common Stock to Jack Dorfman and J.C. Chatpar, respectively. Each of these options have an exercise price of $1.00 per share, expire 10 years from the date of issuance, and are exercisable at any time following the dates of grant.

Employment Agreements and Insurance

         The Company has entered into an employment agreement with Mr. J.C. Chatpar for a three-year term commencing on March 1, 1992. Such three-year term shall be automatically extended for another three-year term commencing on the third anniversary date of the current term. The Board, however, has the authority to terminate such extension either based upon cause or without cause. "Cause" is defined as proven material dishonesty, fraud or physical disability preventing performance of Mr. Chatpar's duties for a continuous period of 180 days. Mr. Chatpar is entitled to receive a salary of $80,000 per annum. In recognition of the complex scientific and technical leadership which Mr. Chatpar brings to the Company, the Company has also agreed that its Board of Directors may raise his salary during the three-year term as soon as the financial resources of the Company and other business conditions permit. In such event Mr. Chatpar's salary shall be at a level comparable to that of chief executive officers of other comparable technology-driven publicly held companies.

         In addition, to his base salary, Mr. Chatpar shall be entitled to receive a bonus based upon the following formula: (a) 1% of gross revenues for each fiscal year in excess of $3 million provided, however, that the Company shall be profitable, (b) plus 5% of net income after deduction of the bonus provided for in (a) above, and (c) plus 10% of the increase in net income over that of the prior fiscal year after deduction of the bonus provided for in (a) above. In the event of a termination of Mr. Chatpar's employment without cause prior to February 28, 1998, Mr. Chatpar shall receive an amount equal to 5% of gross revenues earned by the Company each month beginning on the date of termination and continuing for a period of five years.

         The Company does not have employment contracts with any other officer or director. The Company currently maintains a $1,000,000 term life insurance policy on the life of J.C. Chatpar with benefits payable to the Company. The Company offers basic health, major medical and life insurance to its employees. No retirement, pension or similar program has been adopted by the Company.


                              CERTAIN TRANSACTIONS

         In December 1993, the Company issued an aggregate of 817,200 shares of its Common Stock in a private placement at a price of $1.00 per share. One of the investors, Dr. Anil Agarwal, who purchased 400,000 shares of Common Stock, is a director of the Company. In August 1995, Dr. Anil Agarwal was granted warrants to purchase 100,000 shares at $1.50 per share pursuant to a loan agreement.

         In August 1995, the Company issued to Jatindar Wadhwa, Dr. Anil Agarwal, J.C. Chatpar and Jack Dorfman, directors of the Company, non-qualified stock options to purchase 40,000, 20,000, 40,000, and 20,000 shares of Common Stock, respectively, at an exercise price of $1.00 per share.

         In October 1995, the Company issued to J.C. Chatpar and Jack Dorfman, non-qualified stock options to purchase 400,000 and 10,000 shares of Common Stock, respectively, at an exercise price of $1.00 per share.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information known to the Company regarding beneficial ownership of the Common Stock as of October 9, 1996, and as adjusted to reflect the sale of Shares offered hereby, for (i) each person or group that is known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Named Officers and directors, and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that such beneficial owners, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws, where applicable.

                                                                                        Percent Owned(1)
Name and Address                                       Number       -----------------------------------------
of Beneficial Owner                                   of Shares     Before Offering(2)      After Offering(3)
-------------------                                   ---------     ------------------      -----------------
J.C. Chatpar(4)
400 Oser Avenue
Happauge, NY  11788                                   5,205,712             34.5%            30.2%

Dr. Anil Agarwal(5)
804 Meadow Drive
Omaha, NE  68152                                        630,000              4.2%            3.7%

Jack P. Dorfman(6)
21 Rosewood Drive
Williamsville, NY  14221                                160,000              1.0%              *

Jatinder V. Wadhwa(7)
400 Oser Avenue
Happauge, NY  11788                                     157,812              1.0%              *

All directors and executive officers as a group
(4 persons).........................................  6,153,524             40.7%            35.7%

------------

*less than 1%

(1) For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons have or have the right to acquire within 60 days is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Does not include (i) the 1,293,764 shares of Common Stock issuable upon the conversion of the Series A Preferred and (ii) the 824,013 shares of Common Stock issuable upon the exercise of the Warrants.

(3) Assumes the conversion of all shares of Series A Preferred and the exercise of all Warrants.

(4) Does not include 476,000 shares owned by Sylvie Chatpar, his wife, and 175,000 shares owned by certain other relatives, as to which shares beneficial ownership is disclaimed. Includes 480,000 shares as to which Mr. Chatpar holds non-qualified stock options, which are exercisable at any time.

(5) Includes 230,000 shares as to which Dr. Agarwal holds non-qualified stock options and warrants which are exercisable at any time.

(6) Includes 40,000 shares as to which Mr. Dorfman holds a non-qualified stock option which is exercisable at any time. Does not include 360,000 shares owned by his wife, Sandra Dorfman, as to which beneficial ownership is disclaimed.

(7) Includes 70,000 shares as to which Mr. Wadhwa holds non-qualified stock options which are exercisable at any time.

                          DESCRIPTION OF CAPITAL STOCK

General

         The Company is authorized to issue 30,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock, par value $.05 per share. As of the date of this Prospectus, there are 15,110,311 shares of Common Stock outstanding and 805 shares of Series A Preferred outstanding (convertible into 1,293,764 shares of Common Stock). There are no other outstanding shares of Preferred Stock.

Common Stock

         The holders of the Common Stock are entitled to one vote for each share in the election of directors and in all other matters to be voted on by the shareholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company (the "Board") out of funds legally available therefor and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of Preferred Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock issued or issuable upon the conversion of the Series A Preferred and the exercise of Warrants will be, when issued against the consideration therefor, fully paid and nonassessable.

Preferred Stock

     General

         The Company's Certificate of Incorporation provides that the Company may issue shares of Preferred Stock in one or more series. The Board of Directors is authorized to establish from time to time the number of shares to be included in, and the designation of, any such series, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power or other rights of the holders of Common Stock. The Company has no present plans as of the date of the Prospectus to issue any additional shares of Preferred Stock.

     Series A Preferred

         A total of 805 shares of Series A Preferred are authorized by the Certificate of Amendment to the Certificate of Incorporation (the "Certificate of Determination") establishing the rights, preferences, privileges and restrictions granted to or imposed upon the Series A Preferred. The following is a description of some of the material terms of the Series A Preferred.

         Voting. The holders of Series A Preferred have no voting power, except as required by applicable New York law, and no holder of Series A Preferred is entitled to notification of any meeting of shareholders, except any meeting regarding any major corporate events affecting the Company. In addition, the Company must provide holders of Series A Preferred with prior notice of record dates relating to certain kinds of corporate actions. To the extent that under New York law the holders of Series A Preferred are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Series A Preferred is entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible.

         Dividends.  The Series A Preferred is not entitled to any dividends.

         Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, each holder of Series A Preferred is entitled to receive, immediately after any distributions to securities identified as "Senior Securities" (if any) required by the Company's charter documents, and in preference to any distribution to securities identified as "Junior Securities" (which includes the Common Stock), an amount per share equal to the sum of (i) the original Series A issue price ($10,000 per share) for each outstanding share of Series A Preferred held by such holder and
(ii) an amount (such amount referred to as the "Premium") equal to 10% of the original Series A issue price per annum for the period that has passed since the date (the "Funds Delivery Date") that, in connection with the consummation of the purchase of such shares of Series A Preferred from the Company by the original holder of such shares, the escrow agent appointed in connection with such purchase first had in its possession funds representing full payment for such shares of Series A Preferred. If, after payment in full of the preferential amount with respect to Senior Securities, the assets and funds available to be distributed among the holders of Series A Preferred and holders of securities identified as "Parity Securities" are insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed among the holders of the Series A Preferred and the Parity Securities, pro rata. All remaining assets of the Company will then be distributed to holders of Junior Securities. A sale, conveyance or disposition of all or substantially all of the assets of the Company, or a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, may be treated as a liquidation at the option of each holder of Series A Preferred.

         Conversion. Each holder of Series A Preferred is entitled (at the times and in the amounts set forth below) to convert (in multiples of one share of Series A Preferred) as follows: (x) up to one-third (1/3) of the shares of Series A Preferred initially issued to such holder at any time beginning forty-five (45) days following the date of the last closing of a purchase and sale of Series A Preferred that occurs pursuant to the offering of the Series A Preferred by the Company (the "Last Closing Date") and at any time thereafter,
(y) up to an additional one-third (1/3) of the shares of Series A Preferred initially issued to such holder at any time beginning seventy-five (75) days following the Last Closing Date and at any time thereafter, and (z) all remaining Series A Preferred held by such holder at any time beginning one hundred five (105) days following the Last Closing Date (each of the time periods referenced in subclauses (x), (y) and (z) is hereinafter referred to singularly as a "Conversion Gate"), into that number of shares of Common Stock calculated in accordance with the following formula (the "Conversion Rate"):

                         (.10) (N/365) (10,000) + 10,000
                         -------------------------------
                                Conversion Price

         where,

                  o N = the number of days between (i) the Funds Delivery Date for the shares of Series A Preferred for which conversion is being elected, and (ii) the applicable date of conversion, and

                  o Conversion Price = the lesser of (x) $6.35 (the "Fixed Conversion Price"), or (y) .85 times the average Closing Bid Price, as that term is defined below, of the Common Stock for the five trading days immediately preceding the Date of Conversion, as defined below (the "Variable Conversion Price").

         Any such conversion is subject to the Company's right of redemption described below. The term "Closing Bid Price" means the closing bid price for the Common Stock on the OTC Bulletin Board, or if no longer traded thereon, on the Nasdaq SmallCap Market or the Nasdaq National Market, or if not traded on the Nasdaq SmallCap Market or the Nasdaq National Market, the closing bid price on the principal national securities exchange or the automatic quotation system on which the Common Stock is so traded, and if not available, the price of the last sale on the principal national securities exchange or the automatic quotation system on which the Common Stock is so traded. The term "Last Closing Date" means July 16, 1996.

         All Series A Preferred that has not previously been converted will convert into Common Stock on July 16, 1999.

         Right of First Refusal. The Series A Holders have a right of first refusal to purchase the holder's pro rata share (based on the proportion that the number of shares of Series A Preferred held by the holder bears to the number of shares of Series A Preferred initially issued) with respect to certain future offerings of Company securities for a period of 240 days after the Last Closing Date.

         Anti-Dilution  Provisions.   The  conversion  price  of  the  Series  A
Preferred is subject to proportionate adjustments upon the occurrence of stock splits, reverse stock splits, dividends, or similar transactions.

         Adjustment Due to Merger, Consolidation, Etc. If, prior to the conversion of all Series A Preferred, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock are changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity or there is a sale of all or substantially all of the Company's assets, then the holders of Series A Preferred shall thereafter have the right to receive upon conversion of Series A Preferred, in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities and/or other assets which the holder would have been entitled to receive in such transaction had the Series A Preferred been converted immediately prior to such transaction. Appropriate provisions will be made with respect to the rights and interests of the holders of the Series A Preferred to the end that the provisions of the Certificate of Determination (including, without limitation, provisions for the adjustment of the Conversion Price and the number of shares issuable upon conversion of the Series A Preferred) shall thereafter be applicable, as nearly as may be practicable, in relation to any securities thereafter deliverable. The Company shall not effect any such transaction unless (a) it first gives to the holders prior notice of the transaction, and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument these obligations.

         Redemption by the Company. If the Conversion Price is less than the Fixed Conversion Price at the time of receipt of a Notice of Conversion, the Company may, in its sole discretion, redeem in whole or in part any Series A Preferred submitted for conversion, immediately prior to and in lieu of conversion ("Redemption Upon Receipt of Notice of Conversion"). If the Company elects to redeem some, but not all, of the Series A Preferred submitted for conversion, the Company shall redeem from among the Series A Preferred submitted by the various shareholders for conversion on the applicable date, a pro rata amount from each such holder so submitting Series A Preferred for conversion.

         The redemption price per share of Series A Preferred is calculated in accordance with the following formula ("Redemption Rate"):
[[(.10)(N/365)(10,000)] + 10,000] x Closing Bid Price on Date of Conversion, divided by the Conversion Price; where "N," "Date of Conversion," "Closing Bid Price" and "Conversion Price" have the meanings described above.

         At any time, commencing twelve months and one day after the Last Closing Date, the Company has the right, in its sole discretion, to redeem ("Redemption at Company's Election"), from time to time, any or all of the Series A Preferred; provided that (i) the Company shall first provide 30 days' advance written notice (which can be given beginning 30 business days prior to the date which is twelve months and one day after the Last Closing Date), and
(ii) that the Company may only redeem Series A Preferred in increments having an aggregate Stated Value (as defined below) of at least $1.5 million. If the Company elects to redeem some, but not all, of this Series A Preferred, the Company shall redeem a pro rata amount from each holder of the Series A Preferred.

         The "Redemption Price at Company's Election" shall be calculated as a percentage of Stated Value, as that term is defined below, of the Series A
Preferred redeemed, which percentage shall vary depending on the date of Redemption at Company's Election, and shall be determined as follows:

Date of Notice of Redemption at Company's Election             % of Stated Value
--------------------------------------------------             -----------------

12 months and 1 day to 18 months following Last Closing Date          130%
18 months and 1 day to 24 months following Last Closing Date          125%
24 months and 1 day to 30 months following Last Closing Date          120%
30 months and 1 day to 36 months following Last Closing Date          115%

         "Stated Value" means the original Series A Issue Price of the shares of Series A Preferred being redeemed, together with the accrued Premium.

     Protective Provisions

         So long as any shares of Series A Preferred are outstanding, the Company shall not, without first obtaining the approval of the holders of at least 75% of the then outstanding shares of Series A Preferred and at least 75% of the then outstanding holders:

                  (a) alter or change the rights, preferences or privileges of the Series A Preferred or any Senior Securities so as to adversely affect the Series A Preferred;

                  (b) create any new class or series of stock having a preference over or on parity with the Series A Preferred with respect to distributions, or increase the authorized number of shares of Series A Preferred; or

                  (c) do any act or thing not authorized or contemplated by the Certificate of Determination which would result in taxation of the holders of Series A Preferred under Section 305 of the Internal Revenue Code of 1986, as amended.

         If holders of at least 75% of the then outstanding shares of Series A Preferred and at least 75% of the then outstanding holders agree to allow the Company to alter or change the rights, preferences or privileges of the shares of the Series A Preferred so as to affect the Series A Preferred, then the Company will deliver notice of such approved change to the holders of Series A Preferred that did not agree to such alteration or change (the "Dissenting Holders"). The Dissenting Holders shall have the right, for a period of thirty
(30) business days after receipt of such notice, to convert, pursuant to the terms of the Certificate of Determination as they exist prior to such alteration or change, or continue to hold their shares of Series A Preferred.

New York Law and Certain Charter and By-Law Provisions

         Generally, Section 912(b) of the NYBCL prohibits a New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the combination or the transaction in which the person became an interested shareholder is approved by the board of directors of the corporation before the date such person became an interested shareholder. If the business combination is not previously approved, the interested shareholder may effect a business combination after the five-year period only if a majority of the shares not owned by the interested shareholder votes in favor of the combination or the aggregate amount of the offer meets certain fair price criteria. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who (i) beneficially owns, or (ii) is an affiliate or associate of a corporation and within the past five years did beneficially own, 20% or more of the corporation's voting stock.

         The Certificate of Incorporation and By-laws of the Company contain certain provisions which may have the effect of discouraging future takeover attempts which the Company's shareholders may deem to be in their best interests and perpetuating the Company's existing management. Such provisions (a) provide the Board of Directors with broad discretion to issue serial preferred stock;
(b) require the affirmative vote of at least 75% of the total voting power of all outstanding shares of the Company's capital stock entitled to vote generally in the election of directors, voting together as a single class, for the adoption or authorization of any of the following actions with any other entity (as defined below): (i) a merger or consolidation wherein the Company merges with or into another entity (other than a merger or consolidation that does not require the vote of shareholders of the Company) or wherein another entity merges with or into the Company, (ii) a sale, lease, transfer or exchange (in one transaction or a series of transactions) of all, or substantially all, of the Company's property and assets, or (iii) an agreement or contract with any other entity providing for any of the transactions described in (i) and (ii) above; and (c) require the approval of 75% of all shares, eligible to vote in the election of directors, for any proposed amendment to the Certificate of Incorporation or By-laws that seeks to modify or remove the foregoing provisions. However, the super-majority requirements will not be applicable if the proposal is approved by two-thirds of the whole Board of Directors and a majority of the Directors acting upon such matter shall be Continuing Directors (as defined below).

         A Continuing Director is defined in the Certificate of Incorporation as a member of the initial Board of Directors of the Company or one who was elected as Director by the public shareholders prior to the time that such other entity (as defined below) acquired more than 10% of the voting power of all classes of stock of the Company entitled to vote in the election of directors. Alternatively, a Continuing Director is also one who was elected or nominated for election by a majority of the Continuing Directors. The term "other entity" is defined in the Certificate of Incorporation as any individual, corporation, partnership, person or entity and any other entity with which it or its "affiliate" or "associate" (as defined below) has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of stock of the Company, or which is its "affiliate" or "associate" as those terms are defined in Rule 12b-2 (or any successor rule) of the General Rules and Regulations under the Securities Exchange Act of 1934, together with the successors and assigns of such persons in any transaction or series of transactions not involving a public offering of the Company's stock within the meaning of the Securities Act.

         The foregoing provisions will discourage takeover attempts and also have the effect of perpetuating existing management. It could also have an adverse impact on the market price of the Common Stock.

Stock Transfer Agent and Registrar

         The stock transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.


                         SHARES ELIGIBLE FOR FUTURE SALE

         The Company will have 17,237,088 shares of Common Stock outstanding if all of the Series A Preferred is converted and all of the Warrants are exercised. Of such shares, 6,687,712 shares are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144").

         In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or other persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is quoted on Nasdaq, the average weekly trading volume in the over-the-counter market or other exchange during the four calendar weeks preceding such sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

         No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market, or sales of substantial amounts of the Common Stock in the public market, is likely to have a material adverse effect on the price of the Common Stock and could impair the Company's ability to raise capital through the future sale of its equity securities.

                                     EXPERTS

         The financial Statements as of and for the period ended March 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Albrecht, Viggiano, Zureck & Company, P.C., C.P.A., independent auditors, as set forth in their report with respect thereto, and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock hereby will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022. Members of that firm own 50,000 shares of Common Stock.

                               CYBER DIGITAL, INC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                                           Page
Independent Accountants' Report............................................................ F-2

Balance Sheets at June 30, 1996 (unaudited) and March 31, 1996............................. F-3

Statements of  Operations  for each of the two fiscal years ended March 31, 1996 and for each of the three month periods ended June 30, 1995 (unaudited) and
   June 30, 1996 (unaudited) .............................................................. F-4

Statements of Shareholders' Equity for each of the two fiscal years ended
   March 31, 1996 and for the three months ended June 30, 1996 (unaudited)................. F-5

Statements of Cash Flows for each of the two fiscal  years  ended March 31, 1996 and for each of the three month periods ended June 30, 1995 (unaudited) and
   June 30, 1996 (unaudited)............................................................... F-6

Notes to Financial Statements.............................................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Cyber Digital, Inc.
Hauppauge, New York

We have audited the accompanying balance sheets of Cyber Digital, Inc. as of March 31, 1996 and 1995 and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraphs, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to confirm the accounts receivable from sales discussed in Note 2 aggregating $611,928 at March 31, 1996, and were unable to satisfy ourselves about such accounts receivable through alternative procedures.

Because we were not engaged as auditors until after March 31, 1994, we were not present to observe the physical inventory taken at that date, and we have not satisfied ourselves by means of other auditing procedures about inventory quantities. Also, in accordance with the terms of our engagement, we have not applied audit procedures necessary to satisfy ourselves about the classifications and amounts comprising the balance sheet at March 31, 1994. The amount of the inventory at March 31, 1994, and other significant aspects of the balance sheet at that date, including classifications and amounts, materially affect the determination of the results of operations and cash flows for the year ended March 31, 1995. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the accompanying statements of operations, shareholders' deficit, and cash flows for the year ended March 31, 1995, or on the consistency of application of accounting principles with the preceding year.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to confirm the accounts receivable referred to in the third paragraph, the accompanying balance sheets referred to in the first paragraph presents fairly, in all material respects, the financial position of Cyber Digital, Inc. as of March 31, 1996 and the results of its operations and its cash flows for the year then ended and the financial position as of March 31, 1995, in conformity with generally accepted accounting principles.

We have also audited Schedule VIII of Cyber Digital, Inc. for the year ended March 31, 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.


Albrecht, Viggiano, Zureck & Company, P.C.


Hauppauge, New York
July 15, 1996

                                                CYBER DIGITAL, INC.
                                                  BALANCE SHEETS

                                                                                          March 31,              June 30,
                                      ASSETS                                                1996                  1996
                                                                                      ----------------       ----------------
                                                                                                              (unaudited)
Current Assets
      Cash and cash equivalents                                                      $        156,027       $         67,432
      Accounts receivable                                                                     684,875                691,309
      Inventories                                                                             433,582                431,735
      Prepaid and other                                                                         4,007                  1,002
                                                                                      ----------------       ----------------
        Total Current Assets                                                         $      1,278,491       $      1,191,478
Property and Equipment, net                                                                    30,691                 28,509
Other Assets
      Other                                                                                    10,680                 10,680
                                                                                      ----------------       ----------------
                                                                                     $      1,319,862       $      1,230,667
                                                                                      ================       ================

                     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
      Accounts payable, accrued expenses, and taxes                                  $         48,385       $         38,605
      Current maturities of long-term debt                                                    748,037                498,871
                                                                                      ----------------       ----------------
        Total Current Liabilities                                                    $        796,422       $        537,476

Long-Term Debt, less current maturities                                                       148,997                100,000
                                                                                      ----------------       ----------------
                                                                                     $        945,419       $        637,476
                                                                                      ----------------       ----------------
Shareholders' Equity (Deficit)
      Preferred Stock - $.05 par value; authorized, 10,000,000 shares;
         issued and outstanding, none
      Common Stock - $.01 par value;  authorized,  30,000,000 shares; issued and outstanding,  15,110,311  shares and 15,114,311 shares at March 31, 1996 and June 30, 1996,
        respectively                                                                 $        151,103       $        151,143
      Additional paid-in capital                                                            6,253,146              6,257,106
      Accumulated deficit                                                                 (6,029,806)            (5,815,058)
                                                                                      ----------------       ----------------
                                                                                     $        374,443       $        593,191
                                                                                      ----------------       ----------------

                                                                                     $      1,319,862       $      1,230,667
                                                                                      ================       ================


              The accompanying notes are an integral part of these.

                               CYBER DIGITAL, INC.
                            STATEMENTS OF OPERATIONS

                                                          Year ended                             Three months ended
                                                           March 31,                                  June 30,
                                               ---------------------------------       -----------------------------------
                                                    1996               1995                  1996                1995
                                               ---------------    --------------       ----------------     --------------
                                                                                                    (unaudited)
Net Sales                                    $        701,410   $       234,117       $         18,734      $      273,624

Cost of Sales                                          76,236           111,013                  8,574              93,308
                                               ---------------    --------------       ----------------       -------------

Gross Profit                                 $        625,174   $       123,104       $         10,160      $      180,316
                                               ---------------    --------------       ----------------       -------------

Operating Expenses
       Selling, general and
       administrative expenses               $        474,924   $       553,591       $         87,875      $      101,805
       Provision for bad debt                               0           156,719                      0                   0
       Research and development                        41,679            86,383                      0                   0
       Other expense                                   43,551            69,080                      0                   0
                                               ---------------    --------------       ----------------       -------------
            Total Operating Expenses         $        560,154   $       865,773       $         87,875      $      101,805
                                               ---------------    --------------       ----------------       -------------

Income (Loss) from operations                $         65,020   $     (742,669)       $       (77,715)      $       78,511
Other Income, net                                           0                 0                    706                 302
                                               ---------------    --------------       ----------------       -------------
Income (Loss) Before Income Taxes
and Extraordinary Item                       $         65,020   $     (742,669)       $       (77,009)      $       78,813
Provision for taxes                                     3,426               429                      0                   0
                                               ---------------    --------------       ----------------       -------------
Income (Loss) Before Extraordinary
Item                                         $         61,594   $     (743,098)       $       (77,009)      $       78,813
Extraordinary item (less applicable
income taxes)                                         912,974                 0                291,756                   0
                                               ---------------    --------------       ----------------       -------------
Net Income (Loss)                            $        974,568   $     (743,098)       $        214,747      $       78,813
                                               ===============    ==============       ================       =============
Earnings per share calculations
Income (loss) before extraordinary item
per common and common equivalent
share                                        $          0.01    $        (0.05)       $         (0.01)      $         0.01
Extraordinary item                                      0.06               0.00                   0.02                0.00

Net income                                   $          0.07    $        (0.05)       $           0.01                0.01
                                               ===============    ==============       ================       =============
Weighted average number of common
shares outstanding                                 14,570,469        13,652,585             16,975,311          14,830,336
                                               ===============    ==============       ================       =============


        The accompanying notes are an integral part of these statements.

                               CYBER DIGITAL, INC.
                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                            Additional            Accu-
                                           Common Stock                      Paid-In             mulated
                                   Shares                 Amount             Capital             Deficit                 Total
                                   ------                 ------             -------             -------                 -----

Balance at April 1, 1994           13,615,801        $       136,158    $      5,765,031    $    (6,239,721)       $      (338,532)

Exercise of stock options             117,000                  1,170               6,830                                      8,000

Sale of common stock                   20,000                    200              29,800                                     30,000

Net loss                                                                                           (743,098)              (743,098)
                              ----------------        ---------------    ----------------    ----------------       ----------------

Balance at March 31, 1995          13,752,801        $       137,528    $      5,801,661    $    (6,982,819)       $    (1,043,630)

Exercise of stock options           1,357,510                 13,575             451,485                                    465,060

Prior Period adjustment                                                                             (21,555)               (21,555)

Net Income                                                                                           974,568                974,568
                              ----------------        ---------------    ----------------    ----------------       ----------------

Balance at March 31, 1996          15,110,311        $       151,103    $      6,253,146    $    (6,029,806)       $        374,443

Sale of common stock                    4,000                     40               3,960                                      4,000

Net Income                                                                                           214,747                214,747
                              ----------------        ---------------    ----------------    ----------------       ----------------

Balance at June 30, 1996           15,114,311        $       151,143    $      6,257,106    $    (5,815,059)       $        593,190
                              ================        ===============    ================    ================       ================


         The accompanying notes are an integral part of these statements

                               CYBER DIGITAL, INC.
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended                     Three months ended
                                                                   March 31,                           June 30,
                                                         ------------------------------      ---------------------------
                                                            1996                1995            1996              1995
                                                         ---------           ----------      ----------         --------
                                                                                                      (unaudited)
Cash flows from Operating Activities
     Net income (loss)                                 $  974,568           $ (743,098)     $  214,747           78,813
     Adjustments to reconcile net income (loss) to
       net cash used in operating activities
     Depreciation                                           9,608                6,510           2,182            2,091
     Amortization                                          10,155               15,048               0            3,762
     Forgiveness of debt                                  (912,974)                  0        (291,756)               0
     (Increase) decrease in operating assets:
       Accounts receivable                                (668,443)            219,855         (6,434)           (254,298)
       Inventories                                         60,719               69,317           1,847           80,070
       Other assets and prepaid expenses                   54,133               68,476           3,005            2,677

     Increase (decrease) in operating liabilities:
       Accounts payable, accrued expenses, and taxes      (11,069)            (10,834)         (9,780)           (1,611)
                                                         ---------           ----------      ----------         --------

Net Cash Used in Operating Activities                  $  (483,303)         $ (374,726)     $ (86,189)        $  (88,496)
                                                         ---------           ----------      ----------         --------

Cash Flows from Investing Activities
     Purchase of equipment                             $  (2,399)           $ (25,649)      $        0        $       0
                                                         ---------           ----------      ----------         --------

Net Cash Used in Investing Activities                  $  (2,399)           $ (25,649)      $        0        $       0
                                                         ---------           ----------      ----------         --------

Cash Flows from Financing Activities
     Issuance of common stock                          $  465,060           $   38,000      $    4,000        $   25,000
     Payments of long-term debt                            (5,219)            (73,034)         (6,406)            (943)
     Proceeds from long-term debt                         100,000                    0               0                0
                                                         ---------           ----------      ----------         --------

Net Cash Providced by (Used in) Financing Activities   $  559,841           $ (35,034)      $  (2,406)        $  24,057
                                                         ---------           ----------      ----------         --------

Net Increase (Decrease) in Cash and Cash Equivalents   $   74,139           $ (435,409)     $ (88,595)        $  (64,439)

Cash and Cash Equivalents at Beginning of Period           81,888              517,297         156,027           81,888
                                                         ---------           ----------      ----------         --------

Cash and Cash Equivalents at End of Period             $  156,027           $   81,888      $   67,432        $  17,449
                                                         =========           ==========      ==========         ========

Supplemental Disclosures of Cash Flow Information
     Cash during the period for:
       Income taxes                                    $      421           $      429      $      404        $     429
       Interest                                             4,606                  386               0                0

Supplemental Schedule of Non Cash Investing and
and Financing Activities:
     Issuance of common stock in exchange for consulting
     services                                          $   51,700
                                                         =========
     Issuance of common stock in exchange for legal
     services                                          $   20,000
                                                         =========


         The accompanying notes are an integral part of these statements

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary Of Significant Accounting Policies

Description of Business

Cyber Digital, Inc. (the "Company") is a New York corporation that designs, develops, manufactures and markets digital switching and networking systems that enable simultaneous communication of voice and data to a large number of users. The Company's systems are based on its propriety software technology which permits "modemless" transmission of data between a variety of incompatible and dissimilar end-user equipment, such as personal computers, printers, work stations and data terminals, over standard telephone lines.

Operating and Financing Matters

Since inception, the Company has devoted substantial resources to the design and development of the Company's systems. As such, the Company has not achieved revenue growth and has incurred operating losses. At March 31, 1996, the Company had an accumulated deficit of $6,029,806 and a shareholders' equity of $374,443. The increase in equity from March 31, 1995 to March 31, 1996 is due mainly to the recognition of an extraordinary gain on the forgiveness of debt as more fully described in Note 12. The Company had working capital of $482,069 at March 31, 1996 relating largely to inventory. The Company historically has sufficient cash flow generated mainly from the issuance of debt and equity securities and funding from state and local agencies as discussed in Note 6 and Note 13.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at March 31, 1996, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and the appropriate valuation methodologies. Considerable judgment is necessarily required in the interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents

The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents

Accounts Receivable

Accounts receivable are considered fully collectible and are presented net of a zero allowance for doubtful accounts.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


Inventories

The Company uses a cost system which approximates the first-in, first-out method. Inventories are valued at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed by the straight-line method over their estimated useful lives (generally 5 to 7 years).

Deferred Financing Costs

Deferred financing costs consisting of loan origination fees, legal, accounting and other fees associated with obtaining loans from the Buffalo and Erie County Regional Development Corporation ("RDC") and the New York State Job Development Agency ("JDA"), have been capitalized and are being amortized on a straight-line basis over the original term of the related credit agreements. The amortization of deferred financing costs was $10,155 and $15,048 for the years ended March 31, 1996 and 1995, respectively.

Revenue Recognition

The Company recognizes product system sales upon shipment and acceptance by the customer. Component part and software sales are recognized upon shipment to the customer.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. The Company accounts for investment tax credits using the flow-through method, and thus reduces income tax expense in the year the related assets are placed in service.

Research and Development Costs

Research and development costs are charged to expense when incurred.

Warranty Expenses

The Company records warranty expense as incurred and does not make a provision as shipments are made. Such expense is not significant.

Earnings (Loss) Per Share

The computation of earnings per common and common equivalent share is based upon the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the effect of common shares contingently issuable from stock options.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


Prior Period Adjustment

During the current year it was discovered that there was an error in the calculation of the New York State alternative minimum taxes due for the fiscal years ended March 31, 1993 and 1992. The following schedule outlines the effect on each of the years:

                  March 31, 1993                              $        10,998
                  March 31, 1992                                       10,557
                                                              ---------------

                  Total Prior Period Adjustment               $        21,555
                                                              ===============

These errors have no effect on Net Income (Loss) for the fiscal years ended March 31, 1996 or 1995.

Reclassifications

Certain amounts in the 1995 financial statements have been reclassified to conform with the 1996 presentation.

Note 2 - Accounts Receivable

Pursuant to a federal government agency contract that was terminated at the convenience of the government, the Company was requested by the government to bill the government for actual costs incurred plus a reasonable mark-up for profit. Such contract billings submitted to the government, in accordance with the Federal Acquisition Regulations and directions provided by the Company by the government, amount to in excess of $1.1 million. However, the management of the Company has conservatively recorded on its books the contract amount of $611,928. Due to recent budget constraints, the government has been slow in making payments but the Company expects to receive the entire $611,928.

Note 3 - Inventories

Inventories consist of:
                                              March 31
                              ----------------------------------------
                                     1996                 1995
                              ------------------   -------------------
      Raw materials            $        276,593     $         285,650
      Work-in-process                    33,123                33,701
      Finished goods                    123,866               174,950
                              ------------------   -------------------
                               $        433,582     $         494,301
                              ==================   ===================

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS



Note  4 - Property and Equipment

Major classes of property and equipment consist of the following:

                                                    March 31
                                    -----------------------------------------
                                           1996                   1995
                                    ------------------      -----------------

  Machinery and equipment            $        625,060        $       617,517
  Furniture and fixtures                       53,988                 53,988
                                    ------------------      -----------------
                                              679,048                671,505
  Less:  Accumulated depreciation             648,357                638,749
                                    ------------------      -----------------

                                     $         30,691        $        32,756
                                    ==================      =================

Note 5 - Other Assets

Other assets consist of up-front costs in connection with a private placement, security deposits, and cash surrender value on officers' life insurance.


Note 6 - Long-Term Debt

The Company's Plan of Reorganization was confirmed by the United States Bankruptcy Court for the Eastern District of New York in June 1990. Pursuant to the Plan, the Company is required to repay an aggregate of $1,102,557 and $788,032 of principal to the Buffalo and Erie County Regional Development Corporation and the New York State Job Development Agency, respectively, as well as the unsecured creditors, as follows:

                                                                                                  March 31
                                                                                     ------------------------------
                                                                                         1996                  1995
                                                                                     ------------         ---------
BUFFALO AND ERIE REGIONAL  DEVELOPMENT  CORPORATION  ("RDC")  Collateralized  by
   substantially all of the Company's assets, including its software technology;
   payable in accordance  with the Company's  Plan of  Reorganization  (as noted
   above) at 5% of the outstanding principal during the first year increasing to
   10% during the second year, 15% in each of the third, fourth and fifth years, and 20% thereafter until maturity, without interest. Interest will be applied to the outstanding  principal balance at a rate of 5% per annum in any fiscal year in which the Company's net income exceeds $2,000,000. The RDC has agreed to revise the paymetn terms to a lump sum payment of $100,000 due and payable
   no later than July 30, 1996 as more fully described in Note 12.                   $  100,000          $1,012,974


NEW YORK STATE JOB DEVELOPMENT AGENCY ("JDA")
   Collateralized by substantially all of the Company's assets, including its software technology; payable in accordance with the Company's Plan of Reorganization (as noted above) at 5% of the outstanding principal during the first year increasing to 10% during the second year, 15% in each of the third, fourth and fifth years, and 20% thereafter until

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


                                                                                                  March 31
                                                                                     ------------------------------
                                                                                         1996                  1995
                                                                                     ------------         ---------
   maturity,  without  interest.  Interest  will be applied to the  outstanding principal  balance at a rate of 5% per annum in any fiscal year in which the
   Company's net income  exceeds  $2,000,000.  The JDA has agreed to revise the payment terms to 5% per annum for months which fall within the calendar year
   1995 and 20% for months which fall within calendar year 1996.                     591,756                  591,756

DR. ANIL K. AGARWAL
   Collateralized by substantially  all of the Company's  assets,  including its software technology. This loan is due and payable in full four (4) years from the date of issuance.  Interest will be applied to the outstanding balance at
   a rate of 15% per annum.                                                          100,000                    -0-

LOAN PAYABLE-BANK OF SMITHTOWN
   Secured by an transportation  equipment payable over sixty months at $158 per
   month including interest at 8.4%, final payment due in April 1997.                 5,144                     -0-

UNSECURED CREDITORS
   Pursuant to the  reorganization  plan, the unsecured  creditors have selected either of the  following  two options:  Option I - unsecured  creditors  will receive 100% of their allowed  claims  commencing  July 1990,  paid quarterly without  interest over a seven year period as follows:  year 1 - 5%, year 2 -
   10%,  years  3 - 5 - 15%  and  years  6 and 7 -  20%;  Option  II-  unsecured creditors will receive 5% of their allowed claim in July 1990 and 20% of said claim on the anniversary of the first payment,  without interest, in full and
   complete satisfaction of said claim.                                             100,134                 105,353
                                                                                 ----------              ----------

                                                                                 $  897,034              $1,710,083
Less:  Current maturities
                                                                                    748,037                 155,994



                                                                                 $  148,997              $1,554,089
                                                                                 ==========              ==========

Maturities of long-term debt are as follows:

                          Years ending March 31, 1997                           $  748,037
                                                   1998                             48,997
                                                   1999                               -0-
                                                   2000                            100,000
                                                                                ----------
                                                                                $  897,034


This schedule assumes that the original restructured repayment terms will be in effect on any remaining unpaid balances will be repaid in fiscal year ending March 31, 1998.

In accordance with the confirmed Plan of Reorganization, the secured creditors agreed to share the respective lien interests in the collateral with future lenders, if any, on a pari passu basis.

In the event of a default by the Company on its repayment obligations, the RDC and the JDA could declare the Company's indebtedness to be due and currently payable and foreclose on the Company's assets used to secure such debts.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


Note 7 - Stock Option Plans

The Company adopted a 1983 Stock Option Plan which expired in accordance with its terms in April 1993. Under the terms of the Plan, 1,462,500 shares were reserved for issuance to officers, directors and key employees meeting certain qualifications. Under the Plan, incentive stock options are granted at 100% of fair market value on the date of grant, and the employee's rights to exercise the options accrued in respect to one-quarter of the shares subject to grant each year that the employee is employed by the Company. Options granted under the plan automatically expire ten years from the date on which they are granted. Options will not be granted to any stockholder owning more than 10% of the Company's voting securities unless the option price is at least 110% of the fair market value of the shares covered by the option and will expire not less than five years from the date it is granted. With an exercise price of $.25 per share, 50,000 shares are exercisable at March 31, 1996. Incentive stock options relative to 125,000 shares were exercised at a price of $.07 per share during fiscal year ended March 31, 1996.

The Company's Board of Directors adopted, on November 5, 1993, a 1993 Stock Incentive Plan (the "1993 Plan"). The 1993 Plan is a successor to the Company's 1983 Incentive Stock Option Plan as amended, which has expired. The total number of shares of common stock of the Company, which may be issued pursuant to the 1993 Plan, shall not exceed 853,375, subject to adjustment in the event of a stock split or similar action.

Pursuant to the 1993 Plan, incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights may be granted to such officers, directors, and employees of the Company, and to such consultants to the Company and such other persons or entities, as the Stock Option Committee of the Board of Directors (the "Committee") shall select. All incentive stock options ("ISO"), which may be granted only to employees and which provide certain tax advantages to the optionee, must have an exercise price of at least 100 percent of the fair market value of a share of common stock on the date the option is granted. No ISOs will be exercisable more than 10 years after the date of grant. ISOs granted to ten percent shareholders must have an exercise price of at least 110 percent of fair market value and may not be exercisable after the expiration of five years from grant. The exercise price and the term of nonqualified stock options will be determined by the Committee at the time of grant.

Stock appreciation rights ("SARS") may be granted independently or in connection with all or any part of any option granted under the 1993 Plan, either at the time of grant of the option or at any time thereafter. The holder of an SAR has the right to receive from the Company, in cash or in shares as the Committee shall determine, an amount equal to the excess of the fair market value of the shares covered by the SAR at the date of exercise over the exercise price set at the date of grant of the SAR. At the request of the holder of an option, the committee may at its discretion substitute for the exercise of the option, compensation (in cash or in shares) in an amount equal to or less than the excess of the fair market value of the shares covered by the option at the request date over the exercise price set at the grant of the option.

A restricted stock award, entitling the recipient to acquire shares of common stock for a purchase price at least equal to par value may be granted to such persons and in such amounts and subject to such terms and conditions as the Committee may determine. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specified in the 1993 Plan or the written agreement governing the grant. The Committee at the time of grant, will specify the date or dates on which the nontransferability of the restricted stock shall lapse. During the 120 days following the termination of the grantee's employment for any reason, the Company has the right to require the return of any shares to which restrictions on transferability apply, in exchange for which the Company shall repay to the grantee any amount paid by the grantee for such shares.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


Unless sooner terminated by the Board, the provisions of the 1993 Plan regarding the grant of ISOs shall terminate on the tenth anniversary of the adoption of the 1993 Plan by the Board. No ISOs shall thereafter be granted under the Plan, but all ISOs granted therefore shall remain in effect in accordance with their terms.

There has been no activity in connection with the 1993 Plan through March 31, 1996.

In addition to these plans, the Company has issued non-qualified stock options and warrants upon the approval by the Board of Directors. Such options and warrants are granted at 100% of fair market value on the date of the grant. Information with respect to non-qualified stock options and warrants are summarized as follows:

                                         Price                    Shares
                                 ----------------------     -------------------

 Outstanding, March 31, 1995      $       .05 to $1.25                 910,000
       Granted                    $      1.00 to $1.75               1,425,000
       Exercised                  $       .05 to $1.38               (676,000)
       Canceled                   $      .05 to $  .05                (90,000)
                                                            -------------------
 Outstanding, March 31, 1996                                         1,569,000
                                                            ===================


Note 8 - Commitments and Contingencies

Employment Contract

The Company is obligated under an employment agreement with the Chairman to pay him $80,000 during each of the years ended February 28, 1996 through 1998.

In addition to such base salary, the Chairman shall be entitled to receive a bonus based upon the following formula: (i) 1% of gross revenues for each fiscal year in excess of $3 million, provided, however, that the Company shall be profitable, (ii) plus 5% of net income after deduction of the bonus provided for in (i) above, (iii) plus 10% of the increase in net income over that of the prior fiscal year after deduction of the bonus provided for in (i) above. In the event of the termination of the Chairman's employment without cause prior to February 28, 1998, he shall receive an amount equal to 5% of gross revenues earned by the Company each month beginning on the date of termination and continuing for a period of five years. The Chairman has waived his right to receive the bonus for fiscal year ended March 31, 1996.

Operating Leases

Effective April 1, 1994, the Company commenced a noncancelable operating lease that expires on March 31, 1998, with a renewal option, with respect to the Company's executive offices and operations. Rent expense was $46,681 and $49,200 for the years ended March 31, 1996 and 1995, respectively.

The Company also entered into non-cancelable operating leases for a vehicle and office equipment. The monthly rental on the vehicle and office equipment is $364 and $205, respectively. The amount charged to expense was $2,546 and $2,504, respectively, for the year ended March 31, 1996 and $4,368 and $2,460 respectively, for the year ended March 31, 1995. The lease on the vehicle expired in November 1995.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


Future minimum rentals are as follows:

                           For years ending March 31,    1997     $  57,873
                                                         1998        51,250
                                                                   --------
                                                                   $109,123

Government Regulation

The Company's operations are highly sensitive to regulations promulgated by the United States and throughout the world in which the Company has targeted it marketing efforts. These regulations or deregulations could affect both the competition for the Company's product as well as the costs associated with doing business abroad.

Cash in Excess of FDIC Limit

The bank balance at the Bank of New York at March 31, 1996 is $167,316. The current FDIC insured limited is $100,000 per financial institution.

Note 9 - Income Taxes

The Company was subject to alternative minimum tax for Federal and New York state due to a net operating loss carryforward for the year ended March 31, 1996. The Company was only subject to New York state minimum tax for the year ended March 31, 1995.

The following is a reconciliation of the effective income tax rate to the Federal statutory rate on losses:

                                                                 March 31
                                                    ------------------------------------
                                                         1996                 1995
                                                    --------------       ---------------
Federal statutory rate                                    (34.0)%               (34.0)%
State income taxes, net of Federal tax benefit             (5.0)%                (5.0)%
Operating loss generating no current tax benefits           39.0%                 39.0%
                                                    --------------       ---------------

Effective rate                                                 0%                    0%
                                                    ==============       ===============

The Company has net operating loss carryforwards for tax purposes amounting to approximately $6.3 million that may be offset against future taxable income which expires through 2009. In addition, the Company has investment and research and development tax credits for tax purposes amounting to approximately $196,000 which expire through 2003.

Deferred income taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The utilization of these tax attributes is contingent upon the Company's ability to generate future taxable income and tax before the tax attributes expire as well as Internal Revenue Code limitations. As a result, a valuation allowance equal to the full extent of the deferred tax asset has been established. The change in the deferred tax asset (as well as the valuation account) was approximately $156,000 for the fiscal year ended March 31, 1996.

                               CYBER DIGITAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


Note 10 - Segment Information and Significant Customers

Significant Customers

The Company considers itself to be in a single industry defined as the design, manufacturing and marketing of high performance distributed digital switching and networking systems. In fiscal year ended March 31, 1996 the Company derived 100% of its revenue from Federal government agencies as opposed to 93% in fiscal year ended March 31, 1995. The accounts receivable for this customer accounted for 100% of the total accounts receivable at March 31, 1996 and 1995.

Export Sales

The Company derived 0% of its revenue from China in fiscal year ended March 31, 1996 as opposed to 7% in fiscal year ended March 31, 1995. As previously noted, the Company is subject to all risks associated with foreign trade including but not limited to trade restrictions, export tariffs and foreign currency fluctuations as well as international and political developments which could adversely effect the industry in which the Company operates.

Note 11 - Related Party Transactions

On September 25, 1995, the company borrowed $100,000 from Dr. Anil K. Agarwal, a director of the Company, for working capital purposes as stated in Note 6. The note is due and payable September 25, 1999.

Note 12 - Extraordinary item

On November 1, 1995 the Company entered into an agreement to restructure the debt with the Buffalo and Erie County Regional Development Corporation ("RDC"). The agreement calls for the Company to pay $100,000 and issue five year warrants to purchase 100,000 shares of common stock with a purchase price of $1.00 per share. The agreement for the payment of the $100,000 expired on April 14, 1996 and has been extended until July 30, 1996. The extraordinary item in the amount of $912,974 is included in the calculation of net income for the fiscal year ended March 31, 1996 and has been calculated as follows:

                  Debt payable to the RDC                          $   1,012,974
                  Cash payable in settlement of debt                     100,000
                                                                   -------------

                  Extraordinary gain on extinguishment of debt     $     912,974
                                                                   =============

Note 13 - Subsequent Events

On May 31, 1996, JDA has agreed to settle all of the Company's indebtedness to JDA in the amount of $591,756 for a cash settlement of $300,000 made prior to November 20, 1996.

On July 11, 1996, the Company concluded a private placement of its Series A Preferred Stock and accompanying warrants to accredited institutional investors and received net proceeds of $7,049,500.

On May 31, 1996, the Company entered into a 26 month operating lease for transportation equipment. The monthly payment are $303 relating to this lease.

--------------------------------------------------------------------------------

    No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to anyone in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of the Company or that the information herein is correct as of any time subsequent to the dates as of which such information is given.


                                TABLE OF CONTENTS

                                                                  Page
                                                                  ----
Available Information.......................................        2
The Company ................................................        2
Risk Factors ...............................................        4
Selling Securityholders.....................................       10
Plan of Distribution........................................       13
Price Range of Common Stock.................................       14
Dividend Policy ............................................       14
Capitalization .............................................       15
Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations .............................................       16
Business ...................................................       19
Management .................................................       27
Certain Transactions........................................       30
Principal Shareholders......................................       31
Description of Capital Stock................................       32
Shares Eligible for Future Sale.............................       36
Experts ....................................................       37
Legal Matters ..............................................       37
Index to Financial Statements...............................      F-1


--------------------------------------------------------------------------------

                                3,000,000 Shares


                               CYBER DIGITAL, INC.


                                  COMMON STOCK



                                   PROSPECTUS



                                 _________, 1996


--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

    To the fullest extent that limitations on the liability of directors and officers are permitted by the New York Business Corporation Law, no director or officer of the Registrant shall have any liability to the Registrant or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

    The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the New York Business Corporation Law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the New York Business Corporation Law.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

         The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement will be as follows:

                                                            Total*

     SEC registration fee ............................      $      3,238.64
     Legal fees and expenses..........................      $     25,000.00
     Miscellaneous....................................      $      1,761.36
                                                             --------------

         Total........................................      $     30,000.00
                                                             ==============

     * All expenses are estimated, except for registration and filing fees.


Item 26.  Recent Sales of Unregistered Securities.

         On July 16, 1996, the Company completed a private placement of its Series A Preferred Stock and accompanying warrants to accredited investors and received net proceeds of $7,049,500. The placement consisted of 805 shares of Series A Preferred Stock (with accompanying warrants) for a price of $10,000 per share. These securities were offered pursuant to Regulation S promulgated under the Securities Act.

         In December 1993, the Company completed a private placement of 817,200 shares of its Common Stock to accredited investors and received proceeds of $817,200. A director of the Company purchased 400,000 shares of Common Stock in such private placement. These securities were offered pursuant to Section 4(2) of the Securities Act.

Item 27.  Exhibits.

Exhibit
Number                            Description of Document

3.1 Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-KSB/A for the fiscal year ended March 31, 1996 (the "1996 Form 10-KSB/A")).

3.2 Bylaws of the Company (incorporated herein by reference to Exhibit 3(c) to the Company's Registration Statement No. 2-87696-NY on Form S-18).

4.1      Form of Warrant Certificate.

4.2 Form of Registration Rights Agreement, dated July 1996, relating to the Series A Preferred Stock.

5.1      Opinion of Kramer, Levin, Naftalis & Frankel.

10.1 1993 Stock Incentive Plan (incorporated herein by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (the "1994 Form 10-K")).

10.2 Employment Agreement between the Company and J.C. Chatpar (incorporated herein by reference to Exhibit 10(b) to the 1994 Form 10-K).

10.3     Manufacturing   License  Contract  between  the  Company  and  National
         Telecommunications Co., dated as of December 4, 1995 (incorporated herein by reference to Exhibit 10(c) to the 1996 Form 10- KSB/A).

11.1     Statement Regarding Computation of Loss Per Share.

23.1     Consent of Albrecht, Viggiano, Zureck & Company, P.C., C.P.A.

23.2 Consent of Kramer, Levin, Naftalis & Frankel (to be contained in the opinion to be filed as Exhibit 5.1 hereto).

24.1     Powers of Attorney (included on signature page).


Item 28.  Undertakings.

         (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement;

                           (i)      To  include  any   prospectus   required  by
                                    Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii) To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on October 11, 1996.

                                               Cyber Digital, Inc.


                                               By: /s/ J.C. Chatpar
                                                  ----------------------
                                                    J.C. Chatpar
                                                    (President)


         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints J.C. Chatpar his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

      Signature           Title                                Date
      ---------           -----                                ----

/s/ J.C. Chatpar          Chairman, President                  October 11, 1996
-----------------------   and Director
J.C. Chatpar              (Principal Executive, Accounting
                          and Financial Officer)

/s/ Jack P. Dorfman       Secretary and Director               October 11, 1996
-----------------------
Jack P. Dorfman


/s/ Dr. Anil K. Agarwal   Director                             October 11, 1996
-----------------------
Dr. Anil K. Agarwal


/s/ Jatinder Wadhwa       Director                             October 11, 1996
-----------------------
Jatinder Wadhwa

                                INDEX TO EXHIBITS






                                                                                  Sequential
Exhibit                                                                              Page
Number                      Description of Document                                 Number

3.1 Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3(a) to the Company's Annual Report on Form
         10-KSB/A  for the  fiscal  year  ended  March 31,  1996 (the "1996 Form
         10-KSB/A")).

3.2 Bylaws of the Company (incorporated herein by reference to Exhibit 3(c) to the Company's Registration Statement No. 2-87696-NY on Form S-18).

4.1      Form of Warrant Certificate.

4.2      Form of Registration Rights Agreement, dated July 1996, relating to the
         Series A Preferred Stock.

5.1      Opinion of Kramer, Levin, Naftalis & Frankel.

10.1     1993 Stock Incentive Plan (incorporated  herein by reference to Exhibit
         10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (the "1994 Form 10-K")).

10.2 Employment Agreement between the Company and J.C. Chatpar (incorporated herein by reference to Exhibit 10(b) to the 1994 Form 10-K).

10.3     Manufacturing   License  Contract  between  the  Company  and  National
         Telecommunications  Co.,  dated as of  December  4, 1995  (incorporated herein by reference to Exhibit 10(c) to the 1996 Form 10-KSB/A).

11.1     Statement Regarding Computation of Loss Per Share.

23.1     Consent of Albrecht, Viggiano, Zureck & Company, P.C., C.P.A.

23.2 Consent of Kramer, Levin, Naftalis & Frankel (to be contained in the opinion to be filed as Exhibit 5.1 hereto).

24.1     Powers of Attorney (included on signature page).